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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-9

         Solicitation/Recommendation Statement under Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                              DIGENE CORPORATION
            -------------------------------------------------------
                           (Name of Subject Company)

                              DIGENE CORPORATION
            -------------------------------------------------------
                      (Names of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
            -------------------------------------------------------
                        (Title of Class of Securities)

                                  253752 10 9
            -------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                             CHARLES M. FLEISCHMAN
        PRESIDENT, CHIEF OPERATING OFFICER AND CHIEF FINANCIAL OFFICER
                               1201 CLOPPER ROAD
                         GAITHERSBURG, MARYLAND 20878
                                (301) 944-7000
            -------------------------------------------------------
     (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

                                WITH COPIES TO:

                           MORRIS CHESTON, JR., ESQ.
                            RAYMOND D. AGRAN, ESQ.
                    BALLARD SPAHR ANDREWS & INGERSOLL, LLP
                       1735 MARKET STREET, 51st Floor
                       PHILADELPHIA, PENNSYLVANIA 19103
                                 215-665-8500

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1.  Subject Company Information.

   The name of the subject company to which this solicitation/recommendation statement on Schedule 14D-9 (this "Statement") relates is Digene Corporation ("Digene"), a Delaware corporation. The principal executive offices of Digene are located at 1201 Clopper Road, Gaithersburg, Maryland 20878. The telephone number of the principal executive offices of Digene is (301) 944-7000.

   This Statement relates to Digene common stock, par value $0.01 per share ("Digene Common Stock"). As of February 27, 2002, there were 17,907,947 shares of Digene Common Stock issued and outstanding.

Item 2.  Identity and Background of Filing Person.

   The name, business address and business telephone number of Digene are set forth in Item 1 above. Digene is the person filing this Statement.

   This Statement relates to the offer by Cytyc Corporation, a Delaware corporation ("Cytyc"), through its wholly-owned subsidiary, Cruiser, Inc., also a Delaware corporation ("Cruiser"), as disclosed in a tender offer statement on Schedule TO filed by Cytyc and Cruiser with the Securities and Exchange Commission (the "SEC"), on March 1, 2002 (such Schedule TO, as amended or supplemented from time to time hereafter being the "Schedule TO"), to exchange
(i) $4.00 in cash and (ii) 1.1969 shares of common stock, par value $0.01 per share, of Cytyc, for each issued and outstanding share of Digene Common Stock. Cytyc's exchange offer is subject to the terms and conditions set forth in the preliminary prospectus contained in the registration statement on Form S-4 filed by Cytyc with the SEC on March 1, 2002 (the "Prospectus"), and in the related letter of transmittal (the "Letter of Transmittal", which, together with the Prospectus, as each may be supplemented or amended from time to time hereafter, collectively constitute the "Offer"). The Prospectus and the Letter of Transmittal are included as Exhibits (a)(1) and (a)(2) to the Statement, respectively, and are incorporated herein by reference.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated February 19, 2002, by and among Cytyc, Cruiser and Digene (the "Merger Agreement"). The Merger Agreement provides, among other things, that as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the completion of the Offer and taking certain actions as required in accordance with the Delaware General Corporation Law (the "DGCL"), Cruiser will be merged with and into Digene and Digene will continue as the surviving corporation (the "Merger"), as a wholly-owned subsidiary of Cytyc. If necessary for the Offer and the Merger to qualify as a tax-free reorganization, Digene will be merged with and into Cytyc, with Cytyc surviving such merger, in accordance with applicable provisions of the DGCL. At the effective time of the Merger (the "Effective Time"), each share of Digene Common Stock outstanding immediately prior to the Effective Time (other than shares held by Cytyc, Cruiser or Digene or by stockholders who perfect appraisal rights under Delaware law) will be cancelled and automatically converted into the right to receive (i) $4.00 in cash and (ii) 1.1969 shares of Cytyc's common stock. As a result of the Offer and the Merger, Digene will become a wholly-owned subsidiary of Cytyc. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. As set forth in the Prospectus and in the Schedule TO, the principal executive offices of Cytyc and Cruiser are located at 85 Swanson Road, Boxborough, Massachusetts 01719.

   All information in this Statement or incorporated into this Statement by reference concerning Cruiser or Cytyc, or actions or events with respect to either of them, was provided to Digene by Cruiser or Cytyc. Information provided in this Statement with respect to Digene and its advisors has been provided by Digene.

   Certain information provided by Digene and relating to the Offer, the full text of which has previously been filed with the SEC as preliminary communications made before commencement of the Offer, is available at www.digene.com.

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Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

   The information contained in the Information Statement attached hereto as Annex A is incorporated herein by reference. Except as described in this Statement or incorporated by reference, as of the date of this Statement, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between Digene or its affiliates and (i) executive officers, directors or affiliates of Digene, or (ii) Cytyc or Cruiser or their respective executive officers, directors or affiliates.

   Some directors and executive officers of Digene may have interests in the Offer and Merger that are different from or in addition to your interests. Information about these interests are summarized below. Digene's Board of Directors was aware of the agreements, arrangement or understandings and any actual or potential conflicts of interest as described below and considered them in evaluating the Offer, along with the other matters described in Item 4 below.

   The following summaries do not contain complete descriptions of the terms and conditions of the agreements to which they relate. Each description is qualified in its entirety by reference to the full text of the applicable agreement, which is incorporated into this Statement by reference and a copy of which is filed with the SEC as an exhibit to this Statement.

CONFIDENTIALITY AGREEMENT

   In connection with the Merger Agreement, Cytyc and Digene have entered into a Confidentiality Agreement dated February 13, 2002 (the "Confidentiality Agreement"), pursuant to which Cytyc and Digene agreed, among other things, not to disclose the proprietary information of the disclosing party to any third party other than for the purpose of evaluating a possible transaction between Cytyc and Digene. The summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is included as Exhibit (e)(5) to this Statement.

MERGER AGREEMENT

   Cytyc, Cruiser and Digene have entered into the Merger Agreement. A summary of the terms of the Offer and the Merger Agreement is incorporated herein by reference to the sections of the Prospectus entitled "The Offer" and "The Merger Agreement". Such summaries and descriptions are qualified in their entirety by reference to the Merger Agreement, which is incorporated herein by reference and included as Exhibit (e)(1) to this Statement.

STOCKHOLDERS AGREEMENT

   In connection with the Merger Agreement, Cytyc, Cruiser and Digene and certain stockholders of Digene have entered into a Stockholders Agreement, dated as of February 19, 2002 (the "Stockholders Agreement"). Such stockholders are all of the current Digene directors and executive officers and a principal stockholder of Digene and, as of February 19, 2002 beneficially owned (as determined in accordance with SEC rules) 6,074,701 shares of Digene Common Stock, representing approximately 31.6% of the Digene Common Stock outstanding on such date (including all outstanding Digene options held by such stockholders and exercisable within 60 days of such date, but without giving effect to the acceleration of vesting of options in the event of the successful consummation of the Offer). Pursuant to the Stockholders Agreement, each such stockholder, among other things: (i) agreed to tender into the Offer all Digene Common Stock beneficially owned by such stockholder; (ii) agreed to vote such Digene Common Stock in favor of the Merger; and (iii) granted to Cytyc an irrevocable proxy with respect to voting such Digene Common Stock. A summary of the Stockholders Agreement is incorporated herein by reference to the section of the Prospectus entitled "The Stockholders Agreement." The summary and description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, which is incorporated herein by reference and included as Exhibit (e)(3) to this Statement.

   TRANSACTION OPTION AGREEMENT

   In connection with the Merger Agreement, Cytyc and Digene have entered into a Transaction Option Agreement, dated as of February 19, 2002 (the "Transaction Option Agreement"), pursuant to which Digene has, among other things, granted to Cytyc an option to purchase from Digene up to a number of shares of Digene

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Common Stock equal to 19.9% of the number of shares of Digene Common Stock issued and outstanding immediately prior to the exercise of such option. Such option is exercisable at any time after the completion of the Offer only if after giving effect to such option, the number of shares of Digene Common Stock beneficially owned by Cytyc and Cruiser would equal at least 90.1% of the outstanding shares of Digene Common Stock. A summary of the Transaction Option Agreement is incorporated herein by reference to the section of the Prospectus entitled "The Transaction Option Agreement." The summary and description of the Transaction Option Agreement is qualified in its entirety by reference to the Transaction Option Agreement, which is incorporated herein by reference and is included as Exhibit (e)(4) to this Statement.

STOCK OPTION PLANS AND TREATMENT OF STOCK OPTIONS

   Each outstanding option to purchase shares of Digene Common Stock, including vesting of options previously granted to Digene officers and directors, will accelerate in connection with the transactions contemplated by the Merger Agreement. Further, the Merger Agreement provides that each option to purchase shares of Digene Common Stock outstanding after the consummation of the Merger will be assumed by Cytyc, and shall be exercisable in accordance with the terms of such option for:

    - a number of whole shares of Cytyc common stock equal to the product of the number of shares of Digene Common Stock that were issuable upon exercise of such option immediately prior to the transactions contemplated by the Merger Agreement, multiplied by 1.1969, rounded down to the nearest whole number of shares of Cytyc common stock;

    - an amount in cash equal to the product of the number of shares of Digene Common Stock that were issuable upon exercise of such option immediately prior to the transactions contemplated by the Merger Agreement, multiplied by $4.00, rounded down to the nearest cent; and

    - an amount in cash in lieu of any option exercisable for any fraction of a share of Cytyc common stock.

   The effective exercise price per share applicable to each option will be equal to the quotient of the exercise price per share of such option immediately prior to the transactions contemplated by the Merger Agreement divided by 1.1969, rounded up to the nearest cent.

   As of February 27, 2002, executive officers and directors of Digene held options to purchase a total of 2,260,496 shares of Digene common stock, with an average exercise price of approximately $19.15.

EMPLOYMENT AGREEMENTS; NONCOMPETITION AGREEMENTS

   On February 19, 2002, Digene entered into written employment agreements and noncompetition, nondisclosure and developments agreements with each of Evan Jones, the Chief Executive Officer and Chairman of the Board of Digene; Charles
M. Fleischman, the President, Chief Operating Officer, Chief Financial Officer and a Director of Digene; Joseph P. Slattery, the Vice President, Finance of Digene; and Donna Marie Seyfried, the Vice President, Business Development of Digene. None of these persons had current employment agreements with Digene prior to February 19, 2002.

   The following is a summary of some of the rights, privileges, restrictions and conditions relating to these employment agreements and noncompetition, nondisclosure and developments agreements. The specific provisions of the agreements are contained in the individual officer's agreement, which are included as Exhibits (e)(6) through (e)(13) hereto and each of which is incorporated herein by reference. You should read the individual officer agreements for a more complete understanding of their terms.

   Each of the officer's employment agreements and noncompetition agreements have substantially similar terms except for each officer's title and base salary. The employment agreements provide for annual base salaries of $305,000 for Mr. Jones, $305,000 for Mr. Fleischman, $200,000 for Ms. Seyfried and $176,000 for Mr. Slattery. Each employment agreement provides that the officer is eligible to participate in Digene's benefit plans, practices and policies to the same extent as Digene employees of similar rank and tenure, will be reimbursed by Digene for reasonable business expenses and is eligible to receive an annual discretionary bonus based upon the attainment of certain goals set by the Digene board of directors.

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   Under the terms of each employment agreement, Digene may terminate any of the officers with or without cause. Each employment agreement provides that if such officer is terminated by Digene without cause or terminates his or her own employment based on the occurrence of certain events described as "good reason," he or she will receive: (i) salary continuation at such officer's base salary for twelve (12) months; (ii) monthly premium payments for medical and dental coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") for the earlier of: (A) twelve (12) months; (B) the date the officer obtains other employment; or (C) the date the officer's COBRA continuation would terminate in accordance with the provisions of COBRA; and
(iii) a payment equal to the bonus paid to the officer for the fiscal year prior to the fiscal year in which the employment of the officer is terminated, to be paid in a lump-sum within thirty (30) days after the date of such officer's termination.

   Each noncompetition agreement provides that during the term of his or her employment and continuing for a period of one (1) year after they are terminated, each officer agrees that he or she will not alone or as a partner, officer, director, employee, consultant, independent contractor or stockholder of any company or business: (i) directly or indirectly engage in any commercial activity involving: (A) diagnostic testing or gene-based testing systems for women's cancers and/or infectious diseases; or (B) other products or services conceived, researched, designed, developed, actively marketed, manufactured, distributed or sold by Digene during the officer's employment with Digene of which the officer was aware; or (ii) solicit for business any customer, partner or investor of Digene, or interfere with or disrupt any existing relationships between Digene and an entity that is a customer, licensee, vendor, distributor, dealer, partner or investor of Digene.

   Each officer further agrees that he or she will not: (i) reveal to any person or entity any non-public information concerning the organization, business or finances of Digene; or (ii) make, use or permit to be used any property of Digene other than for the benefit of Digene. Upon termination of an officer, such officer will not use, or allow any other party to use the property of Digene, and all non-public information and property of Digene in such officer's possession will be returned to Digene.

DIRECTOR AND OFFICER INDEMNIFICATION; INSURANCE

   Pursuant to the Merger Agreement, subject to applicable law, Cytyc and its wholly-owned subsidiary Cruiser, Inc. have agreed to indemnify and hold harmless the current and former directors and officers of Digene in respect of acts and omissions occurring prior to the consummation of the Merger to the extent currently provided in Digene's certificate of incorporation. In addition, Cytyc has agreed to maintain for a period of six years from the consummation of the Merger, Digene's current directors' and officers' insurance and indemnification policy to the extent it provides coverage for events occurring prior to the consummation of the Merger, for all of Digene's current officers and directors. If the existing directors' and officer's insurance and indemnification policy cannot be maintained, expires or is terminated or canceled during such six-year period, Cytyc has agreed to use reasonable efforts to cause to be obtained as much comparable insurance as can be obtained for the remainder of such period on terms and conditions substantially similar to the existing policy.

   In addition, in the event Cytyc consolidates with or merges into any other company and shall not be the continuing or surviving company of such consolidation or merger, or if Cytyc transfers or conveys all or substantially all of its properties and assets to any other company, then, and in each such case, Cytyc has agreed that proper provision shall be made so that any of these successors and assigns assume these indemnification obligations.

CO-PROMOTION AGREEMENT

   In January 2001, Digene entered into an exclusive Co-Promotion Agreement with Cytyc (the "Co-Promotion Agreement") for the promotion of Digene's Hybrid Capture(R) 2 HPV Test for use with Cytyc's ThinPrep(R) Pap Test(TM) in the United States and Puerto Rico. The purpose of the Co-Promotion Agreement is for Cytyc and Digene jointly to promote the benefits of testing for human papillomavirus with Digene's HPV Test directly from Cytyc's ThinPrep(R) Pap Test(TM) sample collection vial. Initially, Cytyc's greater than 100-person physician sales force promoted the combined products to approximately 30,000 practicing gynecologists in the United States for equivocal Pap smears. After receipt of the necessary FDA approval, under the Co-Promotion Agreement the

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parties intend to co-promote the combined products as the most effective primary screening method for cervical cancer. In accordance with the Co-Promotion Agreement, Digene has paid Cytyc for its co-promotion activities based on a product sales-derived formula. The summary and description of the Co-Promotion Agreement is qualified in its entirety by reference to the Co-Promotion Agreement, which is included as Exhibit (e)(14) to this Statement.

Item 4.  The Solicitation or Recommendation.

(A) RECOMMENDATION OF THE BOARD OF DIRECTORS

   At a meeting held on February 19, 2002, the members of Digene's board of directors unanimously: (a) approved and declared advisable the Merger Agreement providing for the Offer and the Merger; (b) approved the Stockholders' Agreement; (c) approved the Transaction Option Agreement; (d) approved the Merger Agreement, the Stockholders' Agreement and the Transaction Option Agreement and the transactions contemplated thereby, including but not limited to the Offer, such that they shall not be subject to the restrictions on business combinations contained in Section 203 of the DGCL; (e) resolved that the Merger Agreement, the Stockholders' Agreement and the Transaction Option Agreement and the transactions contemplated thereby are fair to, and in the best interests of, Digene and Digene's stockholders; (f) resolved that the Merger Agreement be submitted to Digene's stockholders for the purpose of acting thereon, with the recommendation of the board of directors that the stockholders accept the Offer and approve and adopt the Merger Agreement; and
(g) authorized the execution, delivery and performance of the Merger Agreement, the Stockholders' Agreement and Transaction Option Agreement.

   DIGENE'S BOARD OF DIRECTORS, BY UNANIMOUS VOTE OF THE DIRECTORS ON FEBRUARY 19, 2002, RECOMMENDS THAT DIGENE'S STOCKHOLDERS ACCEPT THE OFFER TO TENDER THEIR SHARES AND APPROVE AND ADOPT THE MERGER AGREEMENT.

(B)(1) BACKGROUND

   Because of the complementary nature of the respective businesses and technologies of Cytyc and Digene, the two companies have periodically engaged in discussions concerning potential strategic transactions between the companies for several years. Many of the initial discussions, though tentative in nature, were driven principally by the companies' perception that they could realize strategic synergies if they were to combine and leverage their product offerings and marketing and distribution channels.

   In February 2000, Cytyc's Board of Directors discussed the financial and strategic aspects of potential strategic transactions involving Digene, including a business combination. Patrick Sullivan and Daniel Levangie of Cytyc met with Evan Jones and Charles Fleischman of Digene in early March 2000 to explore the possibility of a potential business combination transaction between the companies. Shortly after that meeting, Charles Fleischman contacted Goldman, Sachs & Co. ("Goldman Sachs") regarding possible representation of Digene with respect to any discussions with Cytyc, but Digene did not enter into an engagement letter with Goldman Sachs. Limited discussions between Patrick Sullivan and Evan Jones continued until April 2000 when discussions were terminated without any agreement having been reached.

   In May 2000, Cytyc and Digene briefly engaged in discussions concerning the co-promotion of Digene' s human papillomavirus product from Cytyc's ThinPrep vial.

   Beginning in early June 2000, Cytyc and Digene renewed discussions regarding a possible business combination between the parties. Digene executed an engagement letter with Goldman Sachs as of June 24, 2000 with respect to the proposed business combination with Cytyc. Senior members of Cytyc management and representatives of Morgan Stanley Dean Witter ("Morgan Stanley"), whom Cytyc had asked to assist in its discussions with Digene, met later that month with senior members of Digene management and representatives of Goldman Sachs at Morgan Stanley's offices in New York City to discuss the terms of a possible transaction. The parties also began the preliminary exchange of due diligence materials relating to the proposed transaction,

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and began to negotiate the terms of a confidentiality agreement and limited exclusivity arrangement with respect to their negotiations.

   In early July 2000, Morgan Stanley and Goldman Sachs exchanged financial models relating to the proposed acquisition. At two meetings in July 2000, Digene's board of directors discussed a possible strategic transaction between Digene and Cytyc. Cytyc and Digene held two additional meetings with their respective financial advisors to discuss the proposed terms, including issues relating to valuation and transition. In mid-July 2000, the parties executed a confidentiality agreement that included a no-shop provision providing for a limited period of exclusive negotiations between the parties with respect to the proposed transaction. In early August 2000, the parties formally terminated these discussions, with no agreement having been reached, and Digene terminated its engagement of Goldman Sachs.

   Beginning in October 2000, representatives of Cytyc and Digene began discussions regarding a possible agreement between the parties to co-promote the benefits of testing for human papillomavirus using Digene's Hybrid Capture 2 HPV DNA Assay directly from Cytyc's ThinPrep collection vial. Negotiations continued throughout the fall of 2000. The parties executed a Co-Promotion Agreement in January 2001.

   In April 2001, Evan Jones and Charles Fleischman participated as presenters at Cytyc's national sales meeting related to the Co-Promotion Agreement. Messrs. Sullivan and Levangie of Cytyc met with Messrs. Jones and Fleischman at that time and discussed the possibility of restarting discussions regarding a broader strategic relationship between the companies. Those discussions ended without any agreement having been reached.

   In May 2001, Patrick Sullivan contacted Evan Jones regarding renewing discussions, but Mr. Jones informed Mr. Sullivan that Digene had recently signed a letter agreement with another potential collaborative partner, which, according to Mr. Jones, provided for a period of exclusivity that would prevent Digene from engaging in further discussions with Cytyc at that time.

   Between June and September 2001, discussions between Cytyc and Digene were limited to the subject of the companies' existing Co-Promotion Agreement.

   In September 2001, Digene's board of directors again discussed the level of interest in a transaction between Digene and Cytyc. In early October 2001, Evan Jones contacted Patrick Sullivan concerning Digene's interest in renewing discussions concerning a business combination. Patrick Sullivan and Daniel Levangie met with Evan Jones to discuss potential terms, including with respect to valuation. Mr Jones promptly updated the Digene Board of Directors with respect to the results of that meeting, including the terms of the proposal made by Cytyc. Beginning on or about October 3, 2001, principals of Digene and Cytyc and their respective investment banking and legal advisors, met at the offices of Cytyc's outside legal counsel, Testa, Hurwitz & Thibeault, LLP ("Testa, Hurwitz & Thibeault"), to negotiate the terms of a potential acquisition of Digene by Cytyc. Cytyc and Digene executed a confidentiality agreement that included a no-shop provision providing for a limited period of exclusive negotiations between the parties with respect to the proposed transaction. The parties engaged in negotiations of the terms of the proposed acquisition over the following three days, including with respect to valuation, deal protective devices, and employee transition and compensation issues. The companies also exchanged and discussed detailed due diligence. Testa, Hurwitz & Thibeault presented a draft of a merger agreement to Digene and its advisors on or about October 6, 2001. The discussions were formally terminated on or about October 7, 2001, with no agreement having been reached.

   Between October 8, 2001 and the beginning of February 2002, the only discussions between Cytyc and Digene related to their existing Co-Promotion Agreement.

   On Friday, February 8, 2002, Patrick Sullivan contacted Evan Jones to indicate that Cytyc would be interested in renewing discussions regarding an acquisition of Digene by Cytyc. Mr. Sullivan spoke to Mr. Jones two times during the evening of February 8, during which time they discussed valuation and basic deal terms.

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The transaction presented was a cash and stock exchange offer followed by a back-end merger, which was to be effected as a tax-free reorganization. On February 9 and 10, Mr. Sullivan had several discussions by telephone with Mr. Jones and Mr. Fleischman concerning the proposed transaction, including discussions of the proposed valuation and other detailed business and legal terms. The parties discussed in detail the timing and nature of any future negotiations and the expected due diligence process that would be undertaken in the event the companies were to decide to move forward with the transaction. U.S. Bancorp Piper Jaffray ("Piper Jaffray") assisted Cytyc in these negotiations and engaged in discussions with Goldman Sachs.

   On February 11 and 12, 2002, representatives of Digene conducted internal meetings to review the proposed transaction. These reviews reinforced Digene's belief that an excellent strategic and tactical fit between the two companies existed.

   Digene's board of directors conducted a telephonic meeting on February 13, 2002, at which time Digene management and representatives of Digene's outside counsel, Ballard Spahr Andrews & Ingersoll, LLP ("Ballard Spahr"), reported to the directors on the status of discussions with Cytyc. Representatives of Goldman Sachs, which previously had provided financial advice to Digene, were also present at the meeting and led a preliminary oral discussion of the proposed transaction, including an oral discussion of the potential premium to stockholders and a review of comparable recent transactions. Goldman Sachs also briefed the Digene board of directors on the current status of discussions with Cytyc and its investment bankers and legal advisors. After discussing the proposed transaction, the Digene board of directors authorized senior management to continue discussions with Cytyc with the goal of completing definitive acquisition documentation consistent with the parameters discussed by the board. The Digene board of directors instructed management to present the final documents, together with any other material agreements related to the proposed transaction, as finally negotiated, to the Digene board of directors for its consideration and action at a future meeting. The Digene board of directors also authorized management to formally engage Goldman Sachs as Digene's financial advisor as of February 10, 2002 and to enter into a confidentiality and no-shop agreement with Cytyc.

   On or about February 13, 2002, Cytyc and Digene executed a confidentiality agreement that included a limited exclusivity period with respect to the parties' negotiations concerning the Offer and the Merger. Over the next two days, representatives of both companies and their financial and legal advisors conducted several telephonic meetings to negotiate the terms of the proposed transaction. On February 14, Piper Jaffray presented an overview of the contemplated proposal and preliminary valuation analysis of Digene to the finance committee of the Cytyc board of directors.

   On Saturday, February 16, representatives of Cytyc and Digene management and the companies' respective financial and legal advisors met telephonically, met at the offices of Testa, Hurwitz & Thibeault and met at Digene, to begin detailed due diligence discussions and move forward with negotiations and finalizing the definitive acquisition agreements. Each company responded to detailed due diligence requests of the other company and began the exchange of due diligence information and documentation. Also on February 16, Cytyc provided Digene with a draft Agreement and Plan of Merger.

   On February 17, the parties continued detailed due diligence discussions and information exchanges and began negotiating the Merger Agreement. Testa, Hurwitz & Thibeault also presented Digene and its counsel with drafts of the Stockholders' Agreement and Transaction Option Agreement.

   The parties continued negotiating the Merger Agreement over the remainder of the holiday weekend. By the morning of February 19, the terms and conditions of the Merger Agreement and related agreements were substantially final.

   Late in the evening of February 18, Cytyc convened a special meeting of its Board of Directors by telephone and, after detailed presentations by and discussions with Cytyc management, Piper Jaffray and Testa, Hurwitz & Thibeault with respect to the terms of the proposed Offer and Merger and the results of Cytyc's due diligence investigation,

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the Cytyc Board unanimously approved the Offer and Merger on the terms set forth in the Merger Agreement and related definitive agreements and subject to the satisfactory completion of due diligence and the definitive documentation prior to the opening of U.S. markets on the following morning of February 19.

   Late in the evening of February 18, Digene convened a special telephonic meeting of the Digene board of directors at which Digene management and representatives of Ballard Spahr and Goldman Sachs reported on the status of negotiations. Early in the morning of February 19, Digene convened another special telephonic meeting of the Digene board of directors at which Digene management presented the Board with the final Merger Agreement and related agreements. Representatives of Ballard Spahr and members of Digene's management then delivered reports as to the results of their due diligence investigation of Cytyc. Representatives of Ballard Spahr also reviewed the proposed terms of the Merger Agreement and the related agreements with the Digene board of directors. Goldman Sachs reviewed its financial analysis with respect to the proposed Offer and Merger and delivered an oral opinion, subsequently confirmed in writing, that as of February 19, 2002, and subject to the assumptions made, matters considered and based upon the review undertaken in connection with its opinion, the consideration proposed to be paid by Cytyc in the Offer and the Merger pursuant to the Merger Agreement is fair from a financial point of view to the holders of Digene Common Stock. After consideration of these presentations and its prior deliberations, the directors unanimously approved the Offer, the Merger and the Merger Agreement and the other agreements contemplated thereby, authorized management to complete and execute the Merger Agreement and related agreements and recommended that Digene's stockholders accept the Offer to tender their shares of Digene Common Stock and approve the Merger.

   Later in the morning on February 19, 2002, upon the conclusion of the Digene board meeting, Cytyc and Digene executed the Merger Agreement and related definitive agreements and, shortly thereafter, publicly announced the transaction.

(B)(2) REASONS FOR THE BOARD'S RECOMMENDATION

   In approving the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement, and recommending that all holders of Digene Common Stock accept the Offer to tender their shares of Digene Common Stock pursuant to the Offer, Digene's board of directors considered a number of factors, including:

    . the complementary nature of the respective businesses of Digene and Cytyc, including their product focus on cervical cancer screening and women's health, and their technical capabilities and research programs, as well as the potential for growth and new product offerings in the diagnostic testing market;

    . the present business, assets, technology, financial condition and prospects of Digene both in the absence of the Merger and if the transaction were to occur, and the enhanced ability of Digene to grow and expand its business through consolidation with Cytyc;

    . the opportunity for the holders of Digene Common Stock to participate in a larger and more diversified company and, as stockholders of the combined company, to benefit from any future growth of the combined company;

    . the desire to afford Digene's stockholders the opportunity to obtain the best possible value for their shares in light of Digene's present financial condition and circumstances;

    . the likelihood that the combination of Digene and Cytyc would create a leading biotechnology company in the field of women's cancers and infectious diseases diagnostics for the following reasons:

       o as a result of the combination, Cytyc would have two leading products in the field of women's cancer diagnostics in the ThinPrep(R) Pap Test(TM) and the Hybrid Capture(R) 2 HPV Test;

       o the views of Digene's management that Cytyc represents an attractive strategic merger partner because of Cytyc's familiarity with Digene's technology; and

       o the combination could significantly improve the long-term financial profile of both companies through synergies and by accelerating the combined company's growth prospects;

    . historical information concerning Cytyc's and Digene's respective businesses, financial performance and condition, operations, technology, management and competitive position;

    . current financial market conditions and historical market prices, volatility and trading information with respect to Cytyc's common stock and Digene Common Stock;

    . the implied offer price of $28.81 as of February 19, 2002 representing a premium of 12.9% over the closing price of Digene Common Stock on the Nasdaq National Market on February 15, 2002, the last full trading day prior to the board of directors' approval of the Merger Agreement, as well as 23.4%, 14.5% and 1.9% premiums over the average of the closing prices for the one week, one month and three months, respectively, ending on February 15, 2002;

    . the financial and other terms of the Offer, the Merger and the Merger Agreement, including the benefits of the transaction being structured as a first-step tender offer and second-step merger, which may provide Digene stockholders with an opportunity to receive shares of Cytyc common stock and cash on an accelerated basis;

    . the belief that the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to the parties' respective obligations, are fair and reasonable;

    . the likelihood that the Offer and Merger would be consummated, including the limited conditions to the Offer, as well as the experience, reputation and financial condition of Cytyc;

    . the Stockholders' Agreement to be entered into between Cytyc, Cruiser, Digene and Digene's directors and officers and certain beneficial holders of Digene's Common Stock, employment and other agreements between Digene and its executive officers and the resulting potential conflicts of interest of management with respect thereto;

    . the Transaction Option Agreement pursuant to which Digene shall, if required, issue sufficient shares to Cruiser to permit a "short-form" merger under Delaware law;

    . Cytyc's willingness to move quickly to consummate the transaction and Digene's and Cytyc's familiarity with each other's product offerings and business generally, including due to prior discussions regarding a strategic transaction;

    . reports from management, legal advisors and financial advisors as to the results of their due diligence investigation of Cytyc;

    . the presentation of Goldman Sachs and the opinion of Goldman Sachs to the effect that, as of February 19, 2002, and subject to the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, the consideration proposed to be paid by Cytyc in the Offer and the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Digene Common Stock; and

    . potential conflicts of interest of management in general with respect to the Merger and the Offer.

   Digene's board of directors also considered the terms of the Merger Agreement regarding Digene's rights to consider and negotiate other acquisition proposals, as well as the possible effects of the provisions regarding termination fees that might be payable by Digene in certain circumstances if the Merger Agreement were to be terminated. In addition, the Digene board of directors was advised that the Offer and the Merger, together, will qualify as a reorganization for United States federal income tax purposes, in which case Digene's stockholders who are U.S. taxpayers and who participate in the Offer or the Merger (without considering any stockholder's unique circumstances) generally will recognize gain (but not loss) in an amount equal to the lesser of (a) the excess (if any) of (i) the amount of cash and the fair market value of the Cytyc common stock received in the exchange over (ii) the stockholder's adjusted tax basis in the Digene Common Stock, and (b) the amount of cash received in the exchange. Digene's board of directors also considered various alternatives to the Offer and the Merger, including remaining as an independent company. Digene's board of directors believed that these factors supported the board's recommendation of the Offer and the Merger when viewed together with the risks and potential benefits of the Offer and the Merger. Digene's board of directors also identified and considered a variety of other important factors in their deliberations concerning the Offer and the Merger, including, but not limited to:

    . the risk that the potential benefits sought in the Offer and the Merger might not be fully realized;

    . certain risks applicable to Cytyc's business (see the information contained under the caption "Risk Factors" in the Prospectus);

    . the risks and uncertainties associated with the United States Food and Drug Administration ("FDA") licensure process and the possibility that developments in the licensure process could have a significant impact on Digene's stock price and a destabilizing effect on the Offer and the Merger;

    . the possibility that the Offer and the Merger might not be completed, and the effect of public announcement of the Offer and the Merger on Digene's collaborative arrangements and on the prospects for FDA approval of the DNA Pap, for which a PMA supplement is presently pending;

    . the loss of the potential benefits to Digene of remaining independent, including realizing the benefits of the successful commercialization of the DNA Pap, and other products if FDA approval were received;

    . the uncertainties and potential disadvantages of alternatives to the proposed Merger, including Digene continuing to operate as an independent company, attempting to raise additional capital, selling all or a portion of its assets, merging with a different strategic partner, as well as the impact, short-term and long-term, of such alternatives on the value of Digene; and

    . the effect of the Merger on Digene's employees, including the existing employment contracts between Digene and Evan Jones, Charles M. Fleischman, Donna Marie Seyfried and Joseph P. Slattery, which provide for certain payments to them in the event they are terminated without cause.

   Digene's board of directors believed that these risks were outweighed by the potential benefits of the Offer and the Merger.

   The foregoing discussion of the information and factors considered by the Digene board of directors is not intended to be exhaustive but is believed to include the material factors considered by the board of directors. In view of the wide variety of factors, both positive and negative, considered by the board of directors, the board of directors did not find it practical to, and it did not, quantify or otherwise assign relative weight to the specific factors considered. Rather, the board of directors viewed their positions and recommendations as being based on the totality of the information presented to and considered by the board of directors. In addition, individual members of the board of directors may have given different weight to different factors.

OPINION OF GOLDMAN SACHS

   On February 19, 2002, Goldman Sachs delivered its oral opinion to the board of directors of Digene that, as of such date, the consideration to be received in the Offer and the Merger was fair from a financial point of view to the holders of Digene Common Stock. Goldman Sachs subsequently confirmed its oral opinion by delivery of its written opinion, dated February 19, 2002.

THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS, DATED FEBRUARY 19, 2002, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED AS ANNEX B TO THIS STATEMENT. THE ADVISORY SERVICES AND OPINION OF GOLDMAN SACHS WERE PROVIDED FOR THE INFORMATION AND ASSISTANCE OF THE BOARD OF

DIRECTORS OF DIGENE IN CONNECTION WITH ITS CONSIDERATION OF THE TRANSACTION CONTEMPLATED BY THE MERGER AGREEMENT, AND ITS OPINION DOES NOT CONSTITUTE A RECOMMENDATION AS TO WHETHER OR NOT ANY HOLDER OF DIGENE COMMON STOCK SHOULD TENDER SUCH SHARES IN CONNECTION WITH THE OFFER OR AS TO HOW ANY HOLDER OF DIGENE COMMON STOCK SHOULD VOTE WITH RESPECT TO THE MERGER. WE ENCOURAGE YOU TO READ THE OPINION IN ITS ENTIRETY.

   In connection with its opinion, Goldman Sachs reviewed, among other things:

    .  the Merger Agreement;

    . Annual Reports to Stockholders and Annual Reports on Form 10-K of Digene for the three fiscal years ended June 30, 2001 and of Cytyc for the three years ended December 31, 2000;

    . certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Digene and Cytyc;

    . certain other communications from Digene and Cytyc to their respective stockholders;

    . certain internal financial analyses and forecasts for Cytyc prepared by the management of Cytyc;

    . certain financial analyses and forecasts for Digene approved by Digene for use by Goldman Sachs for purposes of its opinion; and

    . certain cost savings, operating synergies and revenue enhancements projected by the managements of Digene and Cytyc to result from the transaction contemplated by the Merger Agreement.

   Goldman Sachs also held discussions with members of the senior managements of Digene and Cytyc regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Merger Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, Goldman Sachs:

    . reviewed the reported price and trading activity for the Digene Common Stock and the Cytyc common stock;

    . compared certain financial and stock market information for Digene and Cytyc with similar information for certain other publicly-traded companies;

    . reviewed the financial terms of certain recent business combinations in the medical technology industry specifically and in other industries generally; and

    . performed such other studies and analyses as Goldman Sachs considered appropriate.

   Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. Goldman Sachs assumed, with Digene's consent, that the financial analyses and forecasts for Digene approved by Digene for use by Goldman Sachs for purposes of its opinion, the internal financial analyses and forecasts for Cytyc prepared by the management of Cytyc and the cost savings, operating synergies and revenue enhancements projected by the managements of Digene and Cytyc to result from the transaction were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Digene and Cytyc, and that such projected cost savings, operating synergies and revenue enhancements will be realized in the amounts and time periods contemplated thereby. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of Digene or Cytyc or any of their respective subsidiaries and was not furnished with any such evaluation or appraisal. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with Digene.

   The following is a summary of the material financial analyses used by Goldman Sachs in connection with providing its opinion described above. The following summary, however, does not purport to be a complete description of the analyses performed by Goldman Sachs. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to those analyses by Goldman Sachs. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 15, 2002, and is not necessarily indicative of current market conditions.

THE FOLLOWING SUMMARY OF FINANCIAL ANALYSES INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. YOU SHOULD READ THESE TABLES TOGETHER WITH THE TEXT OF EACH SUMMARY.

  Analysis of Transaction Premium and Multiples

   Goldman Sachs reviewed the premiums, multiples and other information derived from the 1.3898 exchange ratio implied by the merger consideration provided in the Merger Agreement as of February 15, 2002, the last trading day prior to the date of its opinion. The 1.3898 implied exchange ratio represents the sum of
(1) the 1.1969 shares of Cytyc common stock that each outstanding share of Digene common stock will be exchanged for under the Merger Agreement and (2)
0.1929 shares of Cytyc common stock, calculated by taking the $4.00 that each share of Digene common stock will also receive under the Merger Agreement and determining the number of shares of Cytyc common stock that $4.00 would buy based on the closing price of Cytyc common stock of $20.73 on February 15, 2002. Based on the closing price of Cytyc common stock of $20.73 and the closing price of Digene Common Stock of $25.51 on February 15, 2002, Goldman Sachs calculated an implied offer price of $28.81 per share, representing an implied premium of 12.9% over the closing price of Digene Common Stock on February 15, 2002. Goldman Sachs then calculated the implied premium based on the implied offer price of $28.81 using the closing prices of Digene Common Stock on February 15, 2001, and on other selected dates and over selected periods.

   The results of these calculations are as follows:

                                           Implied Premium (Discount) Based on
                      Closing Digene Price the $28.81 per Share of Offer Price
  Trading Period           ($/Share)                       (%)
  --------------      -------------------- -----------------------------------
  February 15, 2002..        $25.51                        12.9%
  1 Week Average (a).         24.20                        23.4
  1 Month Average (b)         25.17                        14.5
  3 Month Average (c)         28.28                         1.9
  6 Month Average (d)         29.19                        (1.3)
  9 Month Average (e)         30.26                        (4.8)
  1 Year Average (f).         28.06                         2.7
  52-Week High.......         40.80                       (29.4)
  52-Week Low........         12.81                       124.9

--------
(a) 1 week represents trading days from 2/11/2002 through 2/15/2002.
(b) 1 month represents trading days from 1/15/2002 through 2/15/2002.
(c) 3 months represents trading days from 11/15/2001 through 2/15/2002.
(d) 6 months represents trading days from 8/15/2001 through 2/15/2002.
(e) 9 months represents trading days from 5/15/2001 through 2/15/2002.
(f) 1 year represents trading days from 2/16/2001 through 2/15/2002.

   Based on a Cytyc closing price of $20.73 on February 15, 2002 and using the implied Cytyc offer price per share of $28.81, Goldman Sachs calculated that the fully diluted equity consideration in the Merger would be $553.7 million, assuming exercise of 3.4 million outstanding Digene options with a weighted average exercise price of $20.48. Goldman Sachs also determined that the enterprise value would be $517.9 million, based on the implied offer price and approximately $35.8 million of cash on Digene's balance sheet and no debt as of

December 31, 2001. Using Digene public filings, Digene management projections for the calendar year 2002 and financial analyses and forecasts for Digene for calendar years 2003, 2004 and 2005, approved by Digene management, Goldman Sachs derived the following transaction multiples for calendar years 2001 through 2003:

    . enterprise value as a multiple of calendar year 2001 and estimated calendar years 2002 and 2003 sales;

    . enterprise value as a multiple of calendar year 2001 and estimated calendar years 2002 and 2003 earnings before interest and taxes, or EBIT; and

    . equity consideration on a fully-diluted basis as a multiple of calendar year 2001 and estimated calendar years 2002 and 2003 net income.

   The results of these analyses are as follows:

                                           Implied Transaction Multiple at
 Enterprise Value/Sales                Implied Offer Price of $28.81 per Share
 ----------------------                ---------------------------------------
          2001 (actual)(LTM)..........                   12.1x
          2002 (estimated)............                    8.3x
          2003 (estimated)............                    5.4x
 Enterprise Value/EBIT
 ---------------------
          2001 (actual)(LTM)..........                   NM
          2002 (estimated)............                   NM
          2003 (estimated)............                   36.7x
 Fully Diluted Equity Value/Net Income
 -------------------------------------
          2001 (actual)(LTM)..........                   NM
          2002 (estimated)............                   NM
          2003 (estimated)............                   53.4x

--------
NM: Data not meaningful because the EBIT and Net Income values for year 2001 and estimated year 2002 were negative numbers.

  Historical Stock Trading Analysis

   Goldman Sachs reviewed and compared the historical daily trading prices of Digene Common Stock during the three periods of (i) February 12, 1999 -- February 15, 2002, (ii) February 16, 2001 -- February 15, 2002, and (iii) November 16, 2001-- February 15, 2002, with the following: (1) the Cytyc common stock; (2) the Nasdaq Biotech Composite Index; (3) the S&P 500 Index; and (4) the Nasdaq Composite Index.

   Goldman Sachs also reviewed and compared the historical daily trading prices of Cytyc common stock during the same periods with the following: (1) the Digene Common Stock; (2) the Nasdaq Biotech Composite Index; (3) the S&P 500 Index; and (4) the Nasdaq Composite Index.

  Selected Public Companies Analysis

   Goldman Sachs reviewed and compared selected financial information relating to Digene and Cytyc to corresponding financial information, ratios and public market multiples for comparable companies whose securities are publicly traded. Goldman Sachs reviewed the following selected molecular and sample diagnostics companies in the medical technology industry:

    .  Myriad Genetics

    .  IMPATH

    .  Innogenetics

    .  TriPath Imaging

    .  Transgenomic

    .  Visible Genetics

   Where applicable, the financial multiples and ratios for Digene and Cytyc and the selected companies were calculated using (1) the closing prices of their common stock on February 15, 2002 and (2) their respective equity market capitalizations. Goldman Sachs' analyses of the selected companies compared, among other things, the following to the results for Digene and Cytyc:

    .  market price on February 15, 2002 as a percentage of the 52-week high;

    . enterprise value, which is the equity market capitalization plus debt minus cash, as a multiple of latest twelve month sales;

    . enterprise value as a multiple of latest twelve month earnings before interest, taxes, research, depreciation, and amortization or EBITRDA;

    . enterprise value as a multiple of latest twelve month earnings before interest and taxes, or EBIT;

    . ratio of enterprise value to forward sales for calendar years 2002 and 2003;

    .  five-year earnings per share growth rate; and

    . ratio of PE multiple to five-year earnings per share growth rate for calendar year 2003.

   The results of these analyses are summarized as follows:

                                              Selected Companies
                                              -----------------  Digene Cytyc
                                               Mean      Median  Actual Actual
                                              ----       ------  ------ ------
     Market Price as a % of 52-Week High..... 54.2%       57.5%   62.5%  68.6%
     Enterprise Value/LTM Sales/(1)/.........  8.4x        7.1x    9.9x  10.7x
     Enterprise Value/LTM EBITRDA/(1)/....... 28.9x       30.2x     NM   21.4x
     Enterprise Value/LTM EBIT/(1)/.......... 25.9x       27.7x     NM   27.7x
     Enterprise Value/Forward Sales 2002/(2)/  5.3x        3.9x    6.7x   7.9x
     Enterprise Value/Forward Sales 2003/(2)/  4.4x        3.9x    4.4x   6.1x
     5-Year EPS Growth Rate/(3)/............. 43.3%       45.0%   45.0%  45.0%
     2003 PE/5-Year Growth...................  0.6x        0.5x    1.7x   0.5x

--------
(1) Source: Latest publicly available financial statements. Equity Market Capitalization based on basic shares outstanding.
(2) Source of sales projections: Digene and Cytyc managements' projections and research analysts' projections.
(3) Source: Institutional Broker Estimate System's median estimates and research analysts' projections.

NM: Data not meaningful because the EBITRDA and EBIT values for Digene were negative numbers.

  Discounted Cash Flow Analysis

   Goldman Sachs performed analyses to compare the present value per share of Digene Common Stock on a stand-alone basis, using discounted cash flow methodologies, to the pro forma value per share of Cytyc common stock following the transaction contemplated by the Merger Agreement. These analyses were based on projections for Digene and Cytyc that were approved for use or prepared by the managements of Digene and Cytyc.

   In its analysis of the present value per share of Digene common stock on a stand-alone basis, Goldman Sachs applied discount rates ranging from 15.0% to 25.0% and terminal value multiples of estimated 2006 price to earnings ranging from 20.0x to 40.0x. Based on these discount rates and terminal value multiples, Goldman Sachs calculated theoretical equity reference ranges per share ranging from $20.17 to $57.09.

   In its analysis of the pro forma present value per share of Cytyc common stock following the transaction contemplated by the Merger Agreement, Goldman Sachs applied discount rates ranging from 10.0% to 15.0% and terminal value multiples of estimated 2006 price to earnings ranging from 20.0x to 40.0x. Based on these discount rates and terminal value multiples, Goldman Sachs calculated theoretical equity reference ranges per share ranging from $22.82 to $51.59.

  Give/Get Analysis

   Goldman Sachs performed an analysis to compare the implied value per share of Digene Common Stock on a stand-alone basis, calculated from the discounted cash flow analysis described above, to the pro forma present value per Digene share implied by the transaction contemplated by the merger agreement. Goldman Sachs multiplied the pro forma present value per share of Cytyc common stock derived from the discounted cash flow analysis by the 1.1969 shares of Cytyc common stock that each outstanding share of Digene Common Stock will be exchanged for under the Merger Agreement, and added $4.00 in cash that each outstanding share of Digene Common Stock will also receive as part of the Merger Agreement. Based on the discount rates ranging from 10% to 15% and terminal value multiples of estimated 2006 price to earnings ranging from 20.0x to 40.0x used in the analysis of the pro forma present value of Cytyc common stock, Goldman Sachs calculated pro forma theoretical equity value ranges per Digene share, implied by the Merger transaction, ranging from $31.32 to $65.76.

  Pro Forma Merger Analysis

   Goldman Sachs, using projections for Digene that were approved for use by Digene management for purposes of preparing Goldman Sachs' opinion and projections for Cytyc prepared by Cytyc management, also prepared pro forma analysis of the financial impact of the merger on Cytyc for the two calendar years ending December 31, 2002 and 2003. For the calendar years 2002 and 2003, Goldman Sachs compared, among other financial items, fully diluted earnings per share for the combined company on a pro forma basis, taking into account certain cost savings, operating synergies and revenue enhancements projected by the managements of Digene and Cytyc to result from the transaction contemplated by the Merger Agreement. The pro forma analysis was calculated based on pro forma generally accepted accounting principles earnings per share, which includes the impact of non-cash charges associated with identifiable intangible asset amortization, as well as based on pro forma cash earnings per share, which excludes the impact of non-cash charges associated with identifiable intangible asset amortization. Goldman Sachs' analysis indicated that the proposed Merger, when taking the cost savings, operating synergies and revenue enhancements into account, and both including and excluding identifiable intangible asset amortization, as identified by Cytyc management, would be moderately dilutive to the combined company's fully diluted earnings per share in estimated calendar year 2002 and moderately accretive to the combined company's fully diluted earnings per share in estimated calendar year 2003, assuming a closing date for the Merger in March 2002.

  Contribution Analysis

   Goldman Sachs reviewed the historical and estimated future operating and financial information, including, among other things, revenue and net income, for Digene, Cytyc and the pro forma combined entity resulting from the Merger prepared or approved for use by the managements of Digene and Cytyc. Goldman Sachs calculated the relative income statement contribution of Digene and Cytyc, assuming no synergies to the combined company, on a pro forma basis based on financial data and on the assumptions provided to Goldman Sachs by the managements of Digene and Cytyc for calendar year 2001 and estimated calendar year 2002. Goldman Sachs calculated the relative contributions of Digene and Cytyc with respect to: (1) sales, (2) earnings before interest and taxes, or EBIT, (3) net income, (4) fully diluted enterprise value, assuming cash of $35.8 million and no debt for Digene and cash of $152.0 million and no debt for Cytyc, as of December 31, 2001, (5) fully diluted equity market capitalization based on the closing price of Digene Common Stock of $25.51 and the closing price of

Cytyc common stock of $20.73 on February 15, 2001, and on 3.4 million options outstanding for Digene with a weighted average strike price of $20.48, assuming that all options are tax-deductible and assuming a 40% marginal tax rate, and
(6) Digene's and Cytyc's implied pro forma ownership in Cytyc, following the transaction contemplated by the Merger Agreement.

   The results of these analyses for 2001 and 2002 are as follows:

                                               % Contribution
                                               -------------
                  Sales ($)                    Digene  Cytyc
                  ---------                    ------  -----
                  FY2001 (actual)(LTM)........  16.4 %  83.6%
                  FY2002 (estimated)..........  17.3 %  82.7%
                  EBIT
                  ----
                  FY2001 (actual)(LTM)........  (6.6)% 106.6%
                  FY2002 (estimated)..........   0.4 %  99.6%
                  Net Income ($)
                  --------------
                  FY2001 (actual)(LTM)........ (11.9)% 111.9%
                  FY2002 (estimated)..........   0.1 %  99.9%
                  Enterprise Value............
                  ----------------------------  15.7 %  84.3%
                  Equity Market Capitalization
                  ----------------------------  15.8 %  84.2%
                  Implied Pro Forma Ownership.
                  ----------------------------  15.6 %  84.4%

  Selected Transactions Analysis

   Using the implied value of $28.81 per share for Digene Common Stock derived from the merger consideration provided in the Merger Agreement and the closing price of Digene Common Stock on February 15, 2002, Goldman Sachs calculated the implied enterprise value as multiple of actual calendar year 2001 and estimated calendar years 2002 and 2003 sales. The actual calendar year 2001 and estimated calendar years 2002 and 2003 sales multiples were 12.1x, 8.3x and 5.4x, respectively.

   Goldman Sachs compared the results with publicly available information for selected completed merger and acquisition transactions during 1999 through 2001 in the life science tools and diagnostics industry segment of the medical technology industry.

   The results of the analyses are as follows:

                                              Mean  Median
                      Years 1999 to 2001      ----- ------
                      LTM Sales Multiple..... 11.8x 11.7x
                      LTM EBIT Multiple...... 37.6x 37.6x
                      LTM Net Income Multiple 83.6x 83.6x

   The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all the analyses and did not attribute any particular weight to any factor or analysis considered by it; rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. No company used in the above analyses as a comparison is directly comparable to Digene or Cytyc, and no transaction used is directly comparable to the proposed transaction contemplated by the Merger Agreement.

   Goldman Sachs prepared these analyses for the purpose of providing an opinion to the Digene board of directors as to the fairness from a financial point of view of the consideration to be received in the Offer and the Merger by the holders of Digene Common Stock. The analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty and are based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Digene, Cytyc or Goldman Sachs assumes responsibility if future results are materially different from those forecast. As described above, the opinion of Goldman Sachs to the Digene board of directors was one of many factors taken into consideration by the Digene board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs.

   Goldman Sachs, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. Goldman Sachs is familiar with Digene, having provided investment banking services to Digene from time to time, including having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Merger Agreement. Goldman Sachs may also provide investment banking services to Cytyc and its subsidiaries in the future.

   Digene selected Goldman Sachs as its financial advisor because Goldman Sachs is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction contemplated by the Merger Agreement. In addition, Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold positions in securities, including derivative securities, of Digene or Cytyc for its own account and for the accounts of customers.

   Pursuant to a letter agreement, dated February 10, 2002, Digene engaged Goldman Sachs to act as its financial advisor in connection with a potential transaction involving Cytyc. Pursuant to this letter agreement, Digene agreed to pay Goldman Sachs a customary transaction fee, the principal portion of which is payable upon completion of the Merger. Digene has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

INTENT TO TENDER

   After reasonable inquiry and to Digene's knowledge, all of Digene's executive officers and directors and Armonk Partners, a significant Digene stockholder, currently intend to tender, pursuant to the Offer, all shares of Digene Common Stock they hold of record or own beneficially, other than shares, if any, held by them that, if tendered, could cause them to incur liability under Section 16(b) of the Securities Exchange Act of 1934.

   In connection with the execution of the Merger Agreement, Digene and certain stockholders of Digene entered into a Stockholders' Agreement with Cytyc and Cruiser, pursuant to which such stockholders contractually committed to tender the shares of Digene Common Stock beneficially owned by each of them, totaling 4,721,871 shares. The following stockholders of Digene are parties to the Stockholders' Agreement: Charles M. Fleischman; Evan Jones; Wayne T. Hockmeyer, Ph.D.; John H. Landon; Joseph M. Migliara; John J. Whitehead; Attila T. Lorincz, Ph.D.; Robert McG. Lilley; Belinda O. Patrick; Greg Brown; Jeanmarie
P. Curley; Susan M. Keese; William J. Payne; Ph.D.; Donna Marie Seyfried; Joseph P. Slattery; Larry Wellman; and Armonk Partners.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

   Pursuant to an engagement letter dated February 10, 2002, Digene formally retained Goldman Sachs to act as its exclusive financial advisor in connection with a business combination transaction involving Digene and to render an opinion to the Digene board of directors regarding the fairness, from a financial point of view, of the consideration to be received in such transaction by the holders of shares of Digene Common Stock. In connection with Goldman Sachs' services as financial advisor to Digene, Digene has agreed to pay Goldman Sachs a transaction fee of 1.0% of the sum of the aggregate consideration paid in connection with the Offer and the Merger (including amounts paid to holders of options, warrants and convertible securities and the principal amount of all indebtedness for borrowed money of Digene outstanding as set forth in the most recent consolidated balance sheet of Digene prior to consummation of the Offer).

   Digene has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. Digene also has agreed to indemnify Goldman Sachs and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including certain liabilities under the federal securities laws.

   A summary of the material provisions of the agreement between Cytyc, Cruiser and Innisfree M&A Incorporated, in its capacity as Information Agent, is included in the Schedule TO and is incorporated herein by reference.

   EquiServe Trust Company, N.A. is the exchange agent for the Offer and will be responsible for the operation of the tender and exchange of your shares of Digene Common Stock. See the section of the Prospectus entitled "The Offer - Exchange of Digene Shares; Delivery of Cytyc Common Stock and Cash" for a description of the exchange agent and its role in the Offer.

   Except as set forth above, neither Digene nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Digene on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of Digene, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

   In a transaction not involving a public offering (a "private placement") and completed on January 30, 2002, Digene issued a total of 588,235 shares of Digene Common Stock at a per share price of $25.50 to Acqua Wellington Private Placement Fund, Ltd. (248,235 shares) and Acqua Wellington Opportunity I Limited (340,000 shares) (collectively, "Acqua Wellington") for an aggregate purchase price of $15 million. As part of the private placement transaction, Digene agreed with Acqua Wellington to file a registration statement to register for resale the shares of Digene Common Stock owned by Acqua Wellington and, on February 19, 2002, Digene filed a Registration Statement on Form S-3 with the SEC registering all 588,235 shares for resale by or on behalf of Acqua Wellington, which registration statement was declared effective by the SEC on February 26, 2002.

   On January 28, 2002, in accordance with an Amendment to the Marketing and Distribution Agreement dated May 7, 1999 between Digene and Abbott Laboratories, Digene re-acquired from Abbott Laboratories the exclusive rights to market, sell and distribute Digene's chlamydia and gonorrhea (CT/GC) products worldwide, subject to a non-exclusive wind-down period for Abbott Laboratories' activities with respect to such products in Europe, Africa and the Middle East until April 30, 2002. In connection with this Amendment, Digene issued 87,873 shares of Digene Common Stock at a per share price of $28.45 to Abbott Laboratories in a private placement transaction. As part of the private placement transaction, Digene agreed with Abbott Laboratories to file a registration statement within 90 days after the issuance date to register the resale of the 87,873 shares of Digene Common Stock so issued to Abbott Laboratories. On February 28, 2002, Digene filed a Registration Statement on Form S-3 with the SEC to register for resale the 87,873 shares of Digene Common Stock owned by Abbott Laboratories.

   Except as set forth above, no transactions in Digene Common Stock have been effected during the past 60 days by Digene or, to the best of Digene's knowledge, by any executive officer, director, affiliate or subsidiary of Digene.

Item 7. Purposes of the Transaction and Plans or Proposals.

   Except as described in this Statement, Digene is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer or other acquisition of Digene's securities by Digene, any subsidiary of Digene, or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Digene or any subsidiary of Digene; (3) a purchase, sale or transfer of a material amount of assets of Digene or any subsidiary of Digene; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Digene.

   Except as described in this Statement, there are no transactions, resolutions of Digene's board of directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

STATE TAKEOVER LAWS

REQUIRED VOTE OF STOCKHOLDERS

   Under the DGCL, if Cruiser becomes the owner of 90% of the outstanding shares of Digene Common Stock as a result of the Offer, Cruiser will be able to effect the Merger without the approval of Digene's stockholders. However, if Cruiser does not become the owner of 90% of the outstanding shares of Digene Common Stock, a meeting of stockholders will be required to approve the Merger. The affirmative vote of at least a majority of the outstanding shares of Digene Common Stock is required to approve the Merger. If Cruiser consummates the Offer by acquiring at least a majority of the outstanding shares of Digene Common Stock, Cruiser will be able to approve the Merger without the vote of any other stockholder.

APPRAISAL RIGHTS

   Digene stockholders do not have appraisal rights in connection with the Offer.

   Digene stockholders who have not exchanged their shares of Digene Common Stock in the Offer will have the right under Section 262 of the DGCL to dissent and demand appraisal of their shares of Digene Common

Stock at the time of either the long form merger or the short-form merger, as applicable. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares of Digene Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. We cannot assure you as to the methodology a court would use to determine fair value or how a court would select which of the elements of value are to be included in such a determination.

   The foregoing discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by the full text of Section 262 of the DGCL, which is reprinted in its entirety after the summary in Annex C to this Statement and is incorporated herein by reference.

INTERESTED STOCKHOLDER TRANSACTION

   Digene is incorporated under the laws of the State of Delaware. In general,
Section 203 of the DGCL prevents an "interested stockholder" (generally a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. On February 19, 2002, prior to the execution of the Merger Agreement, Digene's board of directors by unanimous vote approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interest of, the stockholders of Digene. Accordingly, the restrictions of Section 203 of the DGCL are inapplicable to the Offer and the Merger.

   ANTITRUST ISSUES

   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and the applicable waiting period has expired or been terminated. The acquisition of Digene Common Stock pursuant to the Offer is subject to these requirements. The FTC and the Antitrust Division will review the legality under the antitrust laws of transactions such as the proposed acquisition of shares of Digene Common Stock by Cytyc pursuant to the Offer. Cytyc and Digene filed on February 21, 2002 and February 26, 2002, respectively, with the FTC and the Antitrust Division Notifications and Report Forms with respect to the Offer and the Merger. Under the provisions of the HSR Act applicable to the Offer, the purchase of shares of Digene Common Stock pursuant to the Offer may not be consummated until the expiration of a 30-calendar day waiting period following the filing by Cytyc. Accordingly, the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on March 25, 2002, unless the Antitrust Division or the FTC requests additional information or documentary material or terminates the waiting period before such time. If, within such 30-calendar day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from Digene and/or Cytyc, the waiting period would be extended for an additional 30 calendar days following substantial compliance by Digene and/or Cytyc with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, the consummation of the Offer and the Merger could be enjoined preliminarily or permanently by court order on antitrust or competition grounds or temporarily by the consent of Digene and Cytyc pursuant to a court challenge by a government antitrust authority or private parties. Any such extension of the waiting period, entry of a court injunction, or decision by Digene and Cytyc to temporarily postpone the consummation of the Offer and the Merger pursuant to such a court challenge may give rise to a right of Digene or Cytyc to withdraw from the Merger Agreement not otherwise provided for by applicable law. At any time before or after the purchase by Cytyc of shares of Digene Common Stock pursuant to the Offer, either of the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Digene Common Stock pursuant to the Offer or seeking the divestiture of shares of Digene Common Stock purchased by Cytyc or the divestiture of substantial assets of Cytyc and/or its subsidiaries and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. The parties may make other regulatory filings. Although Digene believes that Cytyc's acquisition of shares of Digene Common Stock pursuant to the Offer would not violate antitrust or competition laws, there can be no assurance that a challenge to the Offer on antitrust or competition grounds will not be made or, if such challenge is made, what the outcome will be.

CRUISER'S DESIGNATION OF PERSONS TO BE ELECTED TO THE BOARD

   The Information Statement attached as Annex A to this Statement is being furnished in connection with the possible designation by Cruiser, pursuant to the terms of the Merger Agreement, of certain persons to be appointed to Digene's board of directors other than at a meeting of Digene's stockholders.

INCORPORATION BY REFERENCE

   The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

   The SEC allows us to "incorporate by reference" information into this Statement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Statement, except for any information superseded by information contained directly in this Statement.

WHERE YOU CAN FIND MORE INFORMATION ABOUT DIGENE AND CYTYC

   Digene and Cytyc file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following location of the SEC:


                          Public Reference Room
                          450 Fifth Street, N.W.
                          Suite 1024
                          Washington, D.C. 20549

   You may also obtain copies of this information by mail from the Public Reference Section of the SEC, at the above address, at prescribed rates.

   The SEC also maintains an Internet worldwide website that contains reports, proxy statements and other information about issuers, like Digene and Cytyc, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Item 9. Exhibits.

Exhibit
  No.                                               Description
-------                                             -----------
(a)(1)  Prospectus, dated March 1, 2002 (incorporated herein by reference to the prospectus included in the
        Registration Statement on Form S-4 of Cytyc Corporation, filed on March 1, 2002 (the "Cytyc S-4")).
(a)(2)  Letter of Transmittal (incorporated herein by reference to Exhibit 99.3 to the Cytyc S-4).
(a)(3)  Letter to Stockholders of Digene, dated March 1, 2002.*
(a)(4)  Joint Press Release, dated February 19, 2002 (incorporated herein by reference to Digene's Schedule
        14D-9, filed February 19, 2002).
(a)(5)  Joint Press Releases, dated February 19, 2002, as corrected (incorporated herein by reference to
        Digene's Schedule 14D-9, filed February 21, 2002).
(a)(6)  Press Release of Digene (incorporated herein by reference to Digene's Schedule 14D-9, filed
        February 26, 2002).
(a)(7)  Transcript of Digene/Cytyc Joint Conference Call, dated February 19, 2002 (incorporated herein by reference to Digene's Schedule 14D-9, filed February 19, 2002).
(a)(8)  Transcript of Digene/Cytyc Joint Conference Call with Questions and Answers, dated February 19,
        2002, as corrected (incorporated herein by reference to Digene's Schedule 14D-9, filed February 21,
        2002).
(e)(1)  Agreement and Plan of Merger, dated February 19, 2002, among Cytyc, Cruiser and Digene
        (incorporated herein by reference to Exhibit 2.1 to the Cytyc S-4).
(e)(2)  Fairness Opinion of Goldman, Sachs & Co. to Digene Board of Directors, dated February 19, 2002
        (included as Annex B to this Statement).*
(e)(3)  Stockholders' Agreement, dated February 19, 2002, among Digene, Cytyc, Cruiser and certain stockholders of Digene (incorporated by reference to Exhibit 99.1 to the Cytyc S-4).
(e)(4)  Transaction Option Agreement, dated February 19, 2002, between Cytyc and Digene (incorporated by reference to Exhibit 99.2 to the Cytyc S-4).
(e)(5)  Confidentiality Agreement, dated February 13, 2002, between Cytyc and Digene.
(e)(6)  Employment Agreement, dated February 19, 2002, between Digene and Evan Jones.
(e)(7)  Noncompetition, Nondisclosure and Developments Agreement, dated February 19, 2002, between
        Digene and Evan Jones.
(e)(8)  Employment Agreement, dated February 19, 2002, between Digene and Charles M. Fleischman.
(e)(9)  Noncompetition, Nondisclosure and Developments Agreement, dated February 19, 2002, between
        Digene and Charles M. Fleischman.
(e)(10) Employment Agreement, dated February 19, 2002, between Digene and Donna Marie Seyfried.
(e)(11) Noncompetition, Nondisclosure and Developments Agreement, dated February 19, 2002, between
        Digene and Donna Marie Seyfried.
(e)(12) Employment Agreement, dated February 19, 2002, between Digene and Joseph P. Slattery.
(e)(13) Noncompetition, Nondisclosure and Developments Agreement, dated February 19, 2002, between
        Digene and Joseph P. Slattery.
(e)(14) Co-Promotion Agreement, dated January 17, 2001, between Digene and Cytyc (incorporated by reference to Exhibit 10.1 of Digene's Quarterly Report on Form 10-Q for the quarter ended March 31,
        2001). Confidential treatment has been granted for certain portions of the Co-Promotion Agreement by the SEC in a letter dated September 10, 2001. Such provisions have been filed separately with the
        SEC.
(e)(15) Information Statement of Digene, dated March 1, 2001 (included as Annex A to this Statement).*
Annex A Information Statement
Annex B Fairness Opinion of Goldman, Sachs & Co.
Annex C Delaware General Corporation Law Governing Appraisal

--------
*  Included in copy of Schedule 14D-9 mailed to the stockholders.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           /s/ Charles M. Fleischman
    -----------------------------------------------------------------------
                                  (Signature)

 Charles M. Fleischman, President, Chief Operating Officer and Chief Financial
                                    Officer
    -----------------------------------------------------------------------
                               (Name and title)

                                 March 1, 2002
    -----------------------------------------------------------------------
                                    (Date)

                                                                        Annex A
                              DIGENE CORPORATION
                               1201 Clopper Road
                         Gaithersburg, Maryland 20878

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
       OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                                    GENERAL

   This information statement (the "Information Statement") is being mailed on or about March 1, 2002 as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") of Digene Corporation, a Delaware corporation ("Digene"), relating to the tender offer being made by Cruiser, Inc., a Delaware corporation ("Cruiser") and a wholly-owned subsidiary of Cytyc Corporation, a Delaware corporation ("Cytyc").

   You are receiving this Information Statement in connection with the possible election of persons designated by Cytyc, through Cruiser, to a majority of seats on the Board of Directors of Digene (the "Board of Directors" or the "Board"). There will be no vote or other action by stockholders of Digene in connection with this Information Statement. Voting proxies regarding shares of Digene Common Stock (as defined below) are not being solicited from any stockholder in connection with this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

   On February 19, 2002, Digene, Cytyc and Cruiser entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Cytyc has caused Cruiser to commence a cash and stock tender offer to exchange for each issued and outstanding share of Digene's common stock, par value $.01 per share ("Digene Common Stock" or the "Shares"), (i) $4.00 in cash and (ii) 1.1969 shares of common stock, par value $0.01 per share, of Cytyc, upon the terms and conditions set forth in Cruiser's Offer to Purchase, dated March 1, 2002, included in its Tender Offer Statement on Schedule TO (the "Schedule TO") and in the prospectus contained in the Registration Statement on Form S-4 (the "Prospectus"), each filed by Cytyc with the Securities and Exchange Commission on March 1, 2002, and in the related Letter of Transmittal (which, together with the Prospectus, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). Cruiser commenced the Offer on March 1, 2002. The Offer and withdrawal rights are currently scheduled to expire at 12:00 midnight, New York City time, on March 28, 2002, unless Cruiser extends it in accordance with the terms of the Offer. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Cruiser will be merged with and into Digene (the "Merger") and Digene will survive the Merger and become a wholly-owned subsidiary of Cytyc. If required for the Offer and the Merger to be treated as a tax-free reorganization, Digene will be merged with and into Cytyc, with Cytyc surviving such merger.

   The Merger Agreement requires Digene to cause Cruiser's designees to be elected to Digene's Board of Directors under certain circumstances described below. Upon completion of the Merger, the directors and officers of Cruiser immediately prior to the effective time of the Merger will become the directors and officers, respectively, of Digene. The present directors and officers of Cruiser are listed in Schedule I to the Prospectus.

   This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

   All information contained in this Information Statement concerning Cytyc, Cruiser and the Cytyc Designees (as defined below) has been furnished to Digene by Cytyc and Digene assumes no responsibility for the accuracy of any such information.

                                CYTYC DESIGNEES

   The Merger Agreement provides that, promptly following Cruiser's acceptance for payment pursuant to the Offer of such number of Shares that represents at least the Minimum Condition (as defined in the Merger Agreement), and from time to time thereafter, Cytyc will be entitled to designate such number of directors on the Digene Board of Directors, rounded up to the next whole number (the "Cytyc Designees"), as will give Cytyc, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors of Digene equal to the product of (x) the number of directors on the Board of Directors of Digene (giving effect to any increase in the number of directors required by the Merger Agreement provisions described in this paragraph) and (y) the percentage that such number of Shares so purchased by Cruiser bears to the aggregate number of Shares then outstanding, and Digene shall promptly satisfy such percentage by (i) increasing the size of the Board of Directors or (ii) using its best efforts to secure the resignations of such number of directors as is necessary to enable the Cytyc Designees to be elected to the Board of Directors of Digene and shall cause the Cytyc Designees promptly to be so elected. At Cytyc's request, Digene will take, at its expense, all lawful action necessary to effect any such election.

   Notwithstanding the foregoing, after the Cytyc Designees have been elected or appointed to the Digene Board of Directors and prior to the Effective Time (as defined under the Merger Agreement) of the Merger, any amendment or termination of the Merger Agreement, any extension for the performance or waiver of the obligations or other acts of Cytyc or Cruiser, or any waiver of Digene's rights under the Merger Agreement, will require the concurrence of a majority of the Digene directors then in office who were in office on February 19, 2002 (each a "Continuing Director") and any successor to any Continuing Director that was recommended to succeed such Continuing Director by a majority of the Continuing Directors then on the Board of Directors.

   Cytyc has informed Digene that the Cytyc Designees will be selected by Cytyc from among the individuals listed on Schedule I to the Prospectus, each of whom has consented to serve as a director of Digene if appointed or elected. The name, age, principal occupation or employment and five-year employment history of each such person is set forth in Schedule I of the Prospectus. It is expected that the Cytyc Designees may assume office following the acceptance for exchange of the specified minimum number of Shares pursuant to the Offer and the Minimum Condition, which cannot be earlier than March 28, 2002. None of the Cytyc Designees currently is a director of, or holds any positions with, Digene. Cytyc has advised Digene that, to the best of their knowledge, none of the Cytyc Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Digene nor has any such person been involved in any transaction with Digene or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to transactions between Cytyc, Cruiser and Digene that have been described in the Schedule TO or the Schedule 14D-9.

                                 COMMON STOCK

   As of February 27, 2002, there were 17,907,947 shares of Digene Common Stock issued and outstanding, with Digene Common Stock being the only class of voting securities of Digene outstanding that would be entitled to vote for Digene directors at a stockholders meeting if one were to be held, with each share of Digene Common Stock being entitled to one vote.

                         CURRENT MANAGEMENT OF DIGENE

Name                         Age                   Positions with the Company
----                         --- ---------------------------------------------------------------
Evan Jones                   44  Chief Executive Officer and Chairman of the Board
Charles M. Fleischman        43  President, Chief Operating Officer, Chief Financial Officer and
                                 Director
Wayne T. Hockmeyer, Ph.D.    56  Director
John H. Landon               61  Director
Joseph M. Migliara           57  Director
John J. Whitehead            56  Director
Robert McG. Lilley           56  Senior Vice President, Global Sales and Marketing
Attila T. Lorincz, Ph.D.     47  Senior Vice President and Chief Scientific Officer
Belinda O. Patrick           46  Senior Vice President, Manufacturing Operations
Jeanmarie Curley             51  Vice President, Manufacturing
William J. Payne, Jr., Ph.D. 51  Vice President, Research and Development
Donna Marie Seyfried         43  Vice President, Business Development
Joseph P. Slattery           36  Vice President, Finance

   Mr. Jones has served as Chief Executive Officer of Digene since Armonk Partners acquired a controlling interest in Digene in July 1990 and as Chairman of the Board since September 1995. Mr. Jones has been a director of Digene since 1990. He also served as President of Digene from July 1990 to June 1999. Mr. Jones received a B.A. in Biochemistry from the University of Colorado and an M.B.A. from The Wharton School at the University of Pennsylvania. Mr. Jones is a stepbrother of Mr. Whitehead.

   Mr. Fleischman has served as President of Digene since June 1999, Chief Financial Officer since March 1996 and Chief Operating Officer since September 1995. He also served as Executive Vice President of Digene from July 1990, when Armonk Partners acquired a controlling interest in Digene, until June 1999. Mr. Fleischman has been a director of Digene since 1990. Mr. Fleischman received an A.B. in History from Harvard University and an M.B.A. from The Wharton School at the University of Pennsylvania.

   Dr. Hockmeyer founded MedImmune, Inc. ("MedImmune") in April 1988 as President and Chief Executive Officer and was elected to serve on the MedImmune Board of Directors in May 1988. He became Chairman of the Board of Directors of MedImmune in May 1993. Dr. Hockmeyer relinquished his position as Chief Executive Officer of MedImmune in October 2000 and now serves as the Chairman of the Board of Directors. Prior to founding MedImmune, he served as a commissioned officer in the United States Army from 1966 to 1986. From 1980 to 1986 he was Chairman of the Department of Immunology at the Walter Reed Army Institute of Research. In 1986, Dr. Hockmeyer joined Praxis Biologics as Vice President of Research and Development and was there until founding MedImmune, Inc. in 1988. Active in other leadership roles, Dr. Hockmeyer was appointed by Governor Parris Glendenning to the Maryland Economic Development Commission and the Maryland Technology Development Corporation. He is a member of the Board of Directors of Intermune Pharmaceuticals, Inc., GenVec, Inc., TolerRx, Diversa, and Advancis Pharmaceutical Corp. Dr. Hockmeyer is also a member of the Board of Directors of the Biotechnology Industry Organization, the Technology Council of Maryland, a member of the Board of Visitors of the University of Maryland Biotechnology Institute, and the University of Maryland, Baltimore County. Dr. Hockmeyer has been a director of Digene since 1996. Dr. Hockmeyer earned his bachelor's degree from Purdue University and earned his Ph.D. from the University of Florida in 1972.

   Mr. Landon has been retired since October 1996. From March 1992 to September 1996, Mr. Landon was Vice President and General Manager, Medical Products of E.
I. du Pont de Nemours and Company. Prior to 1992 he held various general management and marketing positions in DuPont's Diagnostics, Biotechnology and Diagnostic Imaging businesses. Mr. Landon currently serves as a director and chairman of the board of Cholestech Corporation, a medical device company, a director and member of the Executive Committee of Christiana Care Corporation, a diversified healthcare delivery company, a director of GenVec, Inc., a biotechnology company, and is a member of the Advisory Committee of Bank One Equity Capital. Previously, he served as a director of the DuPont Merck Pharmaceutical Company and the Health Industry Manufacturers Association. Mr. Landon has been a director of Digene since 1997. Mr. Landon received a B.S. in Chemical Engineering from the University of Arizona.

   Mr. Migliara is currently a private investor and consultant to emerging healthcare and software companies. From January 1999 until his retirement in May 2001, Mr. Migliara was President, North American Operations, NFO Worldwide, Inc., and from September 1997 until January 1999 was President, Consumer and Healthcare of NFO Worldwide. NFO Worldwide provides research, marketing and consulting services and in April 2000 merged with, and is now a wholly-owned subsidiary of, The Interpublic Group of Companies, Inc. Interpublic Group is listed on the New York Stock Exchange. Mr. Migliara was President of Migliara/Kaplan Associates, a marketing research firm that conducts primary research in the biomedical, diagnostics and pharmaceutical markets, from the firm's founding until September 1997 and retired as Chairman of its Board of Directors in May 2001. Mr. Migliara has been a director of Digene since 1992. He is a past President of the Biomedical Marketing Association. Mr. Migliara received a B.S. in Economics from The Wharton School at the University of Pennsylvania and an M.B.A. from Fairleigh Dickinson University.

   Mr. Whitehead has been a private investor since 1993. From 1986 to 1993, Mr. Whitehead was the Chief Executive Officer of TDS Healthcare Systems Corporation, a hospital information systems company. He is a director emeritus of i-STAT Corporation, a medical device company, and a director of the Whitehead Institute for Biomedical Research at the Massachusetts Institute of Technology. Mr. Whitehead has been a director of Digene since 1992. Mr. Whitehead received a B.S. in Biology and Chemistry from Williams College and did graduate work in biochemistry at Case Western Reserve University School of Medicine. Mr. Whitehead is a stepbrother of Mr. Jones.

   Mr. Lilley has served as our Senior Vice President, Global Sales and Marketing since June 1999, and before that as our Vice President, Sales and Marketing from July 1998 until June 1999, and as General Manager for Digene Europe from March 1997 until July 1998. From September 1994 to February 1997, Mr. Lilley was General Manager for Europe, Middle East & Africa for Alltel Healthcare Information Services.

   Dr. Lorincz has served as our Senior Vice President and Chief Scientific Officer since January 2000. He previously served as our Vice President, Research and Development and Scientific Director from January 1991 to January 2000. His research career includes postdoctoral fellowships at the University of California. He also serves on a number of advisory committees and is an Adjunct Associate Professor in the Georgetown University Medical School Department of Pathology.

   Ms. Patrick has served as our Senior Vice President, Manufacturing Operations since May 2001. Prior to joining Digene, Ms. Patrick served as Vice President, Maryland Operations for Invitrogen Corporation from September 2000 to January 2001 and for Life Technologies, Inc. from February 1998 to September 2000. She previously served as Vice President, Regulatory Affairs and Quality Assurance for Life Technologies, Inc. from January 1995 to February 1998.

   Ms. Curley has served as our Vice President, Manuracturing since April 1998, and from December 1990 until April 1998, she was our Director of Manufacturing.

   Dr. Payne has served as our Vice President, Research and Development since January 2000. He previously served as our Vice President, Development from July 1997 to January 2000. From August 1995 to July 1997, he was Vice President, Research and Development in the IVD Medical Diagnostic division of Sigma Diagnostics.

   Ms. Seyfried has served as our Vice President, Business Development since October 1996. Ms. Seyfried served as Senior Director, Business Development of The Perkin-Elmer Corporation from March 1993 to September 1996.

   Mr. Slattery has served as our Vice President, Finance since July 1999 and as our Controller from February 1996 to July 2000.

Committees and Meetings of the Board of Directors

   In accordance with Digene's Certificate of Incorporation, the Board is divided into three classes, denominated Class I, Class II and Class III, with members of each Class holding office for staggered three-year terms. Messrs. Landon and Whitehead are Class I directors whose terms expire at the 2003 Meeting of stockholders; Messrs. Fleischman and Migliara are Class II directors whose terms expire at the 2004 Annual Meeting of stockholders; and Dr. Hockmeyer and Mr. Jones are Class III directors whose terms expire at the 2002 Annual Meeting of stockholders (in all cases subject to the election and qualification of their successors or to their earlier death, resignation or removal). At each Annual Meeting of stockholders, the successors to the directors whose terms expire are to be elected to serve from the time of their election and qualification until the third Annual Meeting of stockholders following their election or until their respective successors have been duly elected and qualified.

How often did the Board meet during fiscal 2001?

   The Board held 11 meetings during the last fiscal year. Each of Digene's directors attended at least 75% of the aggregate of all meetings of the Board and of all committees of which he was a member held during the last fiscal year.

What committees has the Board established?

   The Board of Directors has standing Audit, Compensation and Compliance Committees. The Board does not have a Nominating Committee.

   Audit Committee. During fiscal 2001, the Audit Committee met five times and consisted of Messrs. Migliara (Chairman) and Whitehead and Dr. Hockmeyer. Because Mr. Whitehead is the stepbrother of Mr. Jones, Mr. Whitehead may not be an independent director as defined by the rules of Nasdaq governing audit committees. However, the Board determined that Mr. Whitehead's membership on the Audit Committee was warranted based upon his experience in managing small public companies, his financial acumen and the desire for diversity on its committees given the small size of the Board. Digene's Board of Directors has adopted a written charter for the Audit Committee. On July 26, 2001, Mr. Whitehead resigned from the Audit Committee and was replaced by John H. Landon. All current members of the Audit Committee are independent directors. The Audit Committee reviews, oversees and reports to the Board with respect to various accounting, auditing and reporting practices, including the selection of our independent auditors, the scope of the annual audits, the performance of our auditors and our accounting practices.

   Compensation Committee. The Compensation Committee, consisting of Messrs. Landon and Whitehead (Chairman) and Dr. Hockmeyer, met five times during the last fiscal year. Neither Messrs. Landon and Whitehead nor Dr. Hockmeyer was an officer or employee of Digene during fiscal 2001 or any prior year. Prior to March 1996, the Board was responsible for issues concerning compensation. The Compensation Committee establishes compensation policy and determines the salaries, bonuses and other compensation of the officers of Digene. The Compensation Committee also administers the Digene Omnibus Plan, 1997 Stock Option Plan and the 1999 Incentive Plan.

   Compliance Committee. The Compliance Committee, consisting of Messrs. Landon (Chairman) and Migliara and Dr. Hockmeyer, was formed in July 2000 and met three times during the last fiscal year. The Compliance Committee is responsible for overseeing the development, implementation, administration and enforcement of Digene's compliance programs to ensure that Digene is in compliance with all applicable laws and regulations.

Director Compensation

How are directors compensated?

   Base Compensation. Directors are reimbursed for expenses incurred in connection with performing their duties as directors of Digene. Prior to September 6, 1996, directors received no compensation for serving on the Board. Effective September 6, 1996, a non-employee director receives an annual retainer of $10,000, plus $2,500 for each of the first six Board meetings he attends in person and $2,000 for each additional Board meeting he attends in person in each fiscal year. In the event there are fewer than six meetings of the Board in any fiscal year, the minimum annual Board meeting fee is $15,000, less $2,500 per Board meeting not attended in person. Directors are not compensated for committee meetings.

   Options. Each year, immediately following Digene's Annual Meeting of Stockholders. each non-employee director who will continue to serve as a director after the Annual Meeting will automatically be granted options to purchase 5,000 shares of our common stock under one of our stock option plans. Directors may be granted additional options pursuant to the Directors' Stock Option Plan, which is administered by the Board in its discretion. The exercise price of options granted to non-employee directors will be equal to the fair market value of our common stock as of the date of the grant.

Executive Compensation

   The following table sets forth information with respect to all compensation awarded to, earned by, or paid for services rendered to Digene by (a) our Chief Executive Officer and (b) each of the other four most highly compensated executive officers of Digene in the fiscal year ended June 30, 2001 (collectively, the "Named Executive Officers").

                          Summary Compensation Table

                                                                Long-Term
                                           Annual Compensation Compensation
                                           ------------------- ------------
                                                                Securities
                                    Fiscal                      Underlying   All Other
Name and Principal Position          Year   Salary     Bonus    Options(#)  Compensation
---------------------------         ------ --------  --------  ------------ ------------
Evan Jones.........................  2001  $271,410  $150,000     69,000           --
Chief Executive Officer              2000   238,917   100,000     50,000           --
                                     1999   212,088    75,000     50,000           --

Charles M. Fleischman..............  2001  $273,910  $150,000     69,000           --
President, Chief Operating           2000   244,691   100,000     50,000           --
Officer and Chief Financial Officer  1999   212,088    75,000     50,000           --

Robert McG. Lilley.................  2001  $216,350  $100,000     33,000      $64,400(1)
Senior Vice President, Global        2000   211,792    75,000     24,000       60,394(1)
Sales and Marketing                  1999   198,604    50,000     64,000       51,008(1)

Attila T. Lorincz, Ph.D............  2001  $219,128  $ 60,000     33,000           --
Senior Vice President and            2000   202,203    50,000     24,000           --
Chief Scientific Officer             1999   190,885    30,000     34,000           --

Donna Marie Seyfried...............  2001  $176,688  $ 50,000     33,000           --
Vice President, Business             2000   159,478    40,000     24,000           --
Development                          1999   143,657    30,000     15,000           --

--------
 (1) Represents car allowance and retirement fund expenses paid by Digene.

                           Stock Option Information

                       Option Grants in Last Fiscal Year

   The following table sets forth, for each of the Named Executive Officers, certain information concerning the grant of stock options in fiscal 2001.

                               Individual Grants

                                   % of Total
                       Number of     Options                          Potential Realizable Value at
                      Securities   Granted to                            Assumed Annual Rates of
                      Underlying    Employees  Exercise or              Stock Price Appreciation
                      Options(1)       in      Base Price  Expiration        for Option Term
                      Granted(#)   Fiscal Year   ($/Sh)       Date    -------------------------
Name                                                                      5%($)          10%($)
----                  ----------   ----------  ---------   ---------- ----------     ----------
Evan Jones...........   69,000        8.71%      $33.438   10/26/2010 $1,451,000     $3,677,118
Charles M. Fleischman   69,000        8.71%       33.438   10/26/2010  1,451,000      3,677,118
Robert McG. Lilley...   33,000        4.16%       33.438   10/26/2010    693,956      1,758,621
Attila Lorincz, Ph.D.   33,000        4.16%       33.438   10/26/2010    693,956      1,758,621
Donna Marie Seyfried.   33,000        4.16%       33.438   10/26/2010    693,956      1,758,621

--------
(1) Non-Qualified Stock Options

  Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
                                    Values

   The following table sets forth certain information concerning stock options exercised by each of the Named Executive Officers during fiscal 2001 and the number of unexercised options held by such persons at June 30, 2001 (the end of Digene's fiscal year) and the value thereof.

                                              Number of Securities
                                             Underlying Unexercised   Value of Unexercised In-the-
                                                Options at Fiscal       Money Options At Fiscal
                         Shares                    Year-End(#)              Year-End($) (2)
                        Acquired -          ------------------------- ----------------------------
Name                               Value    Exercisable Unexercisable Exercisable   Unexercisable
----                    -------  ---------- ----------- ------------  ------------  --------------
Evan Jones............. 104,650  $3,332,145     319,514       119,000 $  9,980,797  $    1,952,145
Charles M. Fleischman..  16,200      61,196     319,514       119,000    9,980,797       1,952,145
Robert McG. Lilley.....     -0-         -0-     125,667        95,333    3,894,542       2,161,801
Attila D. Lorincz, Ph.D  23,500     883,684     119,952        60,333    3,758,058       1,050,051
Donna Marie Seyfried...  25,000     805,862      79,000        92,000    2,498,075       2,063,521

--------
(1) The value realized represents the difference between the fair market value per share of our common stock on the date of exercise and the per share exercise price, multiplied by the applicable number of shares.
(2) These values represent the difference between the closing price per share on The Nasdaq National Market on June 29, 2001 ($40.80) and the per share exercise price of the option.

                             EMPLOYMENT AGREEMENTS

   On February 19, 2002, Digene entered into written employment agreements and noncompetition, nondisclosure and developments agreements with each of Evan Jones, the Chief Executive Officer and Chairman of the Board of Digene; Charles
M. Fleischman, the President, Chief Operating Officer, Chief Financial Officer and a Director of Digene; Joseph P. Slattery, the Vice President, Finance of Digene; and Donna Marie Seyfried, the Vice President, Business Development of Digene. None of these persons had current employment agreements with Digene prior to February 19, 2002.

   The following is a summary of some of the rights, privileges, restrictions and conditions relating to these employment agreements and noncompetition, nondisclosure and developments agreements. The specific provisions of the agreements are contained in the individual officer's agreement, which are included as Exhibits (e)(6) through (e)(13) hereto and each of which is incorporated herein by reference. You should read the individual officer agreements for a more complete understanding of their terms.

   Each of the officer's employment agreements and noncompetition agreements have substantially similar terms except for each officer's title and base salary. The employment agreements provide for annual base salaries of $305,000 for Mr. Jones, $305,000 for Mr. Fleischman, $200,000 for Ms. Seyfried and $176,000 for Mr. Slattery. Each employment agreement provides that the officer is eligible to participate in Digene's benefit plans, practices and policies to the same extent as Digene employees of similar rank and tenure, will be reimbursed by Digene for reasonable business expenses and is eligible to receive an annual discretionary bonus based upon the attainment of certain goals set by the Digene board of directors.

   Under the terms of each employment agreement, Digene may terminate any of the officers with or without cause. Each employment agreement provides that if such officer is terminated by Digene without cause or terminates his or her own employment based on the occurrence of certain events described as "good reason," he or she will receive: (i) salary continuation at such officer's base salary for twelve (12) months; (ii) monthly premium payments for medical and dental coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") for the earlier of: (A) twelve (12) months; (B) the date the officer obtains other employment; or (C) the date the officer's COBRA continuation would terminate in accordance with the provisions of COBRA; and
(iii) a payment equal to the bonus paid to the officer for the fiscal year prior to the fiscal year in which the employment of the officer is terminated, to be paid in a lump-sum within thirty (30) days after the date of such officer's termination.

   Each noncompetition agreement provides that during the term of his or her employment and continuing for a period of one (1) year after they are terminated, each officer agrees that he or she will not alone or as a partner, officer, director, employee, consultant, independent contractor or stockholder of any company or business: (i) directly or indirectly engage in any commercial activity involving: (A) diagnostic testing or gene-based testing systems for women's cancers and/or infectious diseases; or (B) other products or services conceived, researched, designed, developed, actively marketed, manufactured, distributed or sold by Digene during the officer's employment with Digene of which the officer was aware; or (ii) solicit for business any customer, partner or investor of Digene, or interfere with or disrupt any existing relationships between Digene and an entity that is a customer, licensee, vendor, distributor, dealer, partner or investor of Digene.

   Each officer further agrees that he or she will not: (i) reveal to any person or entity any non-public information concerning the organization, business or finances of Digene; or (ii) make, use or permit to be used any property of Digene other than for the benefit of Digene. Upon termination of an officer, such officer will not use, or allow any other party to use the property of Digene, and all non-public information and property of Digene in such officer's possession will be returned to Digene.

          REPORT OF COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

   The Compensation Committee (the "Committee") has responsibility for matters related to compensation, including compensation policy, approval of salaries, bonuses and other compensation for Digene's officers and administration of Digene's various stock option plans, except the Directors' Stock Option Plan.

What is Digene's policy regarding executive officer compensation?

   Digene's executive compensation policy is designed to enable Digene to attract, motivate and retain highly qualified executive officers. The key components of Digene's compensation program are

    .  base salary;
    .  annual incentive bonus awards; and
    .  equity participation in the form of stock options.

   In arriving at specific levels of compensation for executive officers, the Committee has relied on

    .  the recommendations of management;
    . benchmarks provided by generally available compensation surveys; and . the experience of Committee members and their knowledge of compensation paid by other companies in the biotechnology industry and/or in the same geographic area as Digene.

The Committee also seeks to ensure that an appropriate relationship exists between executive pay and corporate performance. Executive officers are also entitled to customary benefits generally available to all employees of Digene, including group medical, dental and life insurance, and to participate in Digene's 401(k) plan.

What are the components of executive compensation?

   Base Salary. Compensation for each of the executive officers for fiscal 2001 was based on the executive's duties and responsibilities, the performance of Digene, both financial and otherwise, and the success of the executive officer in developing and executing Digene's research and development, manufacturing, sales and marketing, financing and strategic plans, as appropriate. Base salary increases for executive officers ranging from 6.1% to 12.0% were effected on October 16, 2000.

   Bonus. The Compensation Committee determines, in July of each year, the cash bonuses, if any, to be paid to Digene's executive officers. The bonuses are granted based on the degree of Digene's achievement of its financial and other objectives, and the degree of achievement by each such executive officer of his or her individual objectives, during the prior fiscal year, as approved by the Committee. In July 2001, the Committee approved cash bonuses to be paid to Digene's eligible executive officers related to fiscal 2001 performance in amounts ranging from 27.3% to 54.5% of base salary.

   Stock Options. Equity participation is a key component of Digene's executive compensation program. Stock options are granted to executive officers primarily based on the officer's actual and expected contribution to Digene's development. Options are designed to retain executive officers and motivate them to enhance stockholder value by aligning their financial interests with those of Digene's stockholders. Stock options provide an effective incentive for management to create stockholder value over the long term since the option value depends on appreciation in the price of our common stock over a number of years.

How is Digene addressing Internal Revenue Code limits on deductibility of compensation?

   Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the deductibility of annual compensation over $1 million to the Chief Executive Officer and the other executive officers unless certain conditions are met. Digene's Chief Executive Officer and the other executive officers have not received annual compensation over $1 million, and Digene has not yet determined what measures, if any, it should take to comply with Section 162(m).

How is Digene's Chief Executive Officer Compensated?

   At the beginning of fiscal 2001, Mr. Jones was receiving an annual base salary of $250,000. On October 16, 2000, he received a 10% increase, raising his annual base salary to $275,000. In deciding upon an 10% increase in Mr. Jones' base salary, the Committee recognized that Mr. Jones' compensation was low relative to appropriate benchmarks and focused on the importance of Mr. Jones to the continued growth and development of Digene, his expertise in the industry, his demonstrated management skills and ability to implement Digene's strategic plans, his efforts in assembling a highly qualified executive management team for Digene and Digene's progress with FDA and other regulatory activities, in entering into agreements with strategic partners and in increasing public awareness of Digene's HPV tests. For fiscal 2001, Mr. Jones earned a bonus of $150,000, or approximately 55% of his base salary for fiscal 2001. The bonus was considered appropriate in view of the financial performance of Digene, the degree of achievement of corporate goals and other positive developments during fiscal 2001 and the level of bonuses being paid to the other executive officers and employees.

                                          Compensation Committee

                                          John J. Whitehead, Chairman
                                          Wayne T. Hockmeyer, Ph.D.
                                          John H. Landon

                         REPORT OF THE AUDIT COMMITTEE

   The Audit Committee has reviewed and discussed Digene's audited financial statements with both Digene's management and Digene's independent auditors, Ernst & Young LLP. Digene's management has advised the Audit Committee that the audited financial statements were prepared in accordance with generally accepted accounting principles.

   The Audit Committee has discussed with representatives of Ernst & Young LLP certain matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees. The Audit Committee has received the written disclosures and letter from Ernst & Young LLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, disclosing all relationships between Ernst & Young LLP and its related entities and Digene, and has discussed with representatives of Ernst & Young LLP the independence of Ernst & Young LLP from Digene and its management. In addition to the information provided by Ernst & Young LLP, the Audit Committee considered the level of non-audit services provided by Ernst & Young LLP in determining that they were independent.

   Based on the review and discussions described above, the Audit Committee has recommended to Digene's Board of Directors that Digene's audited financial statements be included in Digene's Annual Report on Form 10-K for the fiscal year ended June 30, 2001 for filing with the Securities and Exchange Commission.

                                          Audit Committee

                                          Joseph M. Migliara, Chairman
                                          Wayne T. Hockmeyer, Ph.D.
                                          John H. Landon

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of our common stock as of February 27, 2002 by: (a) each person known by Digene to be the beneficial owner of more than 5% of the outstanding shares of common stock, (b) each director and Named Executive Officer, and (c) all executive officers and directors of Digene as a group.

                                                                    Number of shares of
                                                                    Digene common stock    Percentage
Name of Beneficial Owner(1)                                        Beneficially Owned(2)   Ownership
-----------------------------                                      ----------------------  ----------
Armonk Partners(3)..............................................       4,371,401            24.4%
Charles M. Fleischman(4)........................................       4,675,086            25.7
Wayne T. Hockmeyer, Ph.D.(5)....................................          10,000              *
Evan Jones(6)...................................................       5,006,559            27.4
John H. Landon(5)...............................................          10,000              *
Robert McG. Lilley(7)...........................................         158,000              *
Attila T. Lorincz, Ph.D.(8).....................................         131,957              *
Joseph M. Migliara(5)...........................................          30,000              *
Donna Marie Seyfried(5).........................................         101,000              *
John J. Whitehead(9)............................................          35,149              *
All executive officers and directors as a group (13 persons)(10)       6,034,701            31.4%

--------
*  Less than one percent.
(1) Unless otherwise indicated, the address for each principal stockholder, director and officer is 1201 Clopper Road, Gaithersburg, Maryland 20878.
(2) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. Shares of common stock subject to options currently exercisable or exercisable within 60 days of February 27, 2002 (without giving effect to the acceleration of vesting of options in the event of the successful consummation of the Offer) are deemed outstanding for computing the percentage beneficially owned by such holder but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as otherwise indicated, Digene believes that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable, and that there are no other affiliations among the stockholders listed in the table.
(3)  The managing partners of Armonk Partners are Messrs. Jones and Fleischman.
(4) Includes (i) 4,371,401 shares owned by Armonk Partners, as to which Mr. Fleischman shares voting and investment power as a managing partner, (ii) 16,672 shares held in trust for the benefit of Mr. Fleischman's minor children, as to which shares Mr. Fleischman disclaims beneficial ownership, and (iii) 263,347 shares issuable upon exercise of stock options.
(5)  Represents shares issuable upon exercise of stock options.
(6) Includes (i) 4,371,401 shares owned by Armonk Partners, as to which Mr. Jones shares voting and investment power as a managing partner, (ii) 14,676 shares owned by Mr. Jones' wife, as to which shares Mr. Jones disclaims ownership, and (iii) 363,347 shares issuable upon exercise of stock options.
(7)  Includes 142,000 shares issuable upon exercise of stock options.
(8) Includes (i) 16,672 shares owned jointly with Dr. Lorincz's wife, as to which Dr. Lorincz shares voting and investment power, and (ii) 115,285 shares issuable upon exercise of stock options.
(9) Includes 25,000 shares issuable upon exercise of stock options. Mr. Whitehead is a member of a limited liability company that is a partner in Armonk Partners, but he does not have voting or investment power with respect to the shares held by Armonk Partners.
(10) See Notes (4) through (9). Also includes 500 shares beneficially owned by an executive officer of Digene and an additional 247,851 shares issuable upon exercise of stock options granted to executive officers of Digene.

                            STOCK PERFORMANCE GRAPH

   The following graph compares the percentage change in cumulative total stockholder return on our common stock since June 28, 1996 with the cumulative total return of the companies included in the American Stock Exchange Biotechnology Index ("BTK") and the Nasdaq index over the same period. The comparison assumes $100 was invested on June 28, 1996 in the common stock and in each of the indices and assumes reinvestment of dividends, if any, from that date to June 30, 2001. Digene has not paid cash dividends on its common stock. Historic stock prices are not indicative of future stock price performance.





                                    [CHART]

           Digene    BTK      NASDAQ
6/28/96    100.00    100.00   100.00
6/30/97    142.18    121.60   109.33
6/30/98    197.80    160.06   121.81
6/30/99    339.11    230.22   249.14
6/30/00    555.71    340.37   594.98
6/29/01    270.22    184.51   490.04

  COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION
                                   DECISIONS

   The Compensation Committee of the Digene Board of Directors consisted of John J. Whitehead (Chairman), Wayne T. Hockmeyer Ph.D. and John H. Landon in fiscal year 2001. Dr. Hockmeyer is the Chairman of the Board of MedImmune, Inc. Digene entered into a Development Agreement on October 2, 1998 with MedImmune, Inc. under which Digene conducted feasibility studies and received an aggregate revenue of $148,155 in fiscal year 2001.

                             CERTAIN TRANSACTIONS

   Digene is party to the following transactions with its executive officers, directors and principal stockholders:

   Digene entered into a Development Agreement on October 2, 1998 with MedImmune, Inc. under which Digene conducted feasibility studies and received an aggregate revenue of $148,155 in fiscal year 2001. Dr. Hockmeyer, a director of Digene, is the Chairman of the Board of MedImmune, Inc.

   In connection with the Merger Agreement, certain stockholders of Digene have entered into a Stockholders Agreement, dated as of February 19, 2002 (the "Stockholders Agreement"), with Cytyc, Cruiser and Digene. As of such date, such stockholders who were parties to the Stockholders Agreement beneficially owned 4,721,871 shares of Digene Common Stock and also beneficially owned options exercisable for 1,352,830 additional shares of Digene Common Stock, for a total of 6,074,701 shares of Digene Common Stock so owned by such stockholders on such date, representing approximately 31.6% of the Digene Common Stock outstanding on such date (including all outstanding Digene options held by such stockholders and exercisable within 60 days of such date, but without giving effect to the acceleration of vesting of options in the event of the successful consummation of the Offer). Pursuant to the Stockholders Agreement, each such stockholder, among other things: (i) agreed to tender in the Offer all Digene Common Stock beneficially owned by such stockholder; (ii) agreed to vote such Digene Common Stock in favor of the Merger; and (iii) granted to Cytyc a proxy with respect to voting such Digene Common Stock. A summary of the Stockholders Agreement is incorporated herein by reference to the section of the Prospectus entitled "The Stockholders Agreement". The summary and description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, which is included as Exhibit (e)(3) to Digene's Schedule 14D-9 to which this Information Statement is an Annex.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Exchange Act requires Digene's directors, officers (including persons performing a principal policy-making function), and persons who own more than 10% of a registered class of Digene's equity securities ("10% Holders") to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock and other equity securities of Digene. Directors, officers and 10% Holders are required by the regulations under the Exchange Act to furnish Digene with copies of all of the Section 16(a) reports which they file. Based solely upon a review of the copies of the forms furnished to Digene and the representations made by the reporting persons to Digene, Digene believes that during fiscal 2001 its directors, officers, and 10% Holders complied with the filing requirements under Section 16(a) of the Exchange Act, except that Joseph P. Slattery, Vice President, Finance, had one late Form 4 filing and Belinda Patrick, Senior Vice President, Manufacturing Operations, had one late Form 3 filing.

                                                                        Annex B

PERSONAL AND CONFIDENTIAL

February 19, 2002

Board of Directors
Digene Corporation
1201 Clopper Road
Gaithersburg, Maryland 20878

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Digene Corporation (the "Company") of the Consideration (as defined below) proposed to be paid by Cytyc Corporation ("Cytyc") in the Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of February 19, 2002, among Cytyc, Cruiser, Inc., a wholly-owned subsidiary of Cytyc ("Merger Sub"), and the Company. The Agreement provides for a cash and stock tender offer for all of the issued and outstanding Shares (the "Offer") pursuant to which Merger Sub will pay $4.00 in cash and exchange 1.1969 shares of common stock, par value $0.01 per share ("Cytyc Common Stock"), of Cytyc for each Share accepted (the "Offer Consideration"). The Agreement further provides that following completion of the Offer, Merger Sub will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares to be canceled pursuant to Section 2.6(b) of the Agreement and Dissenting Shares (as defined in the Agreement)) will be converted into the right to receive an amount in cash and whole shares of Cytyc Common Stock equal to the Offer Consideration (the "Merger Consideration" and together with the Offer Consideration, the "Consideration").

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also may provide investment banking services to Cytyc and its subsidiaries in the future. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold positions in securities, including derivative securities, of the Company or Cytyc for its own account and for the accounts of customers.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the three fiscal years ended June 30, 2001 and of Cytyc for the three years ended December 31, 2000; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Cytyc; certain other communications from the Company and Cytyc to their respective stockholders; certain internal financial analyses and forecasts for Cytyc prepared by the management of Cytyc (the "Cytyc Forecasts"); certain financial analyses and forecasts for the Company approved by the Company for use by us for purposes of our opinion (the "Company Forecasts"); and certain cost savings, operating synergies and revenue enhancements projected by the managements of the Company and Cytyc to result from the transaction contemplated by the Agreement (the "Synergies"). We also have held discussions with members of the senior management of the Company and Cytyc regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and the Cytyc Common Stock, compared certain financial and stock market information for the Company and Cytyc with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the medical technology industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

Board of Directors
Digene Corporation
February 19, 2002
Page Two

We have relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Company Forecasts, the Cytyc Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company and Cytyc, and that such Synergies will be realized in the amounts and time periods contemplated thereby. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or Cytyc or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. We also were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not or as to how any holder of Shares should tender such Shares in connection with, or as to any holder of Shares should vote with respect to, such transaction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Consideration proposed to be paid by Cytec in the Offer and the Merger pursuant to the Agreement is fair from a financial point of view to the holders of Shares.

Very truly yours,

/s/ Goldman, Sachs & Co.
---------------------
(GOLDMAN, SACHS & CO.)

                                                                        Annex C

Section 262 of the General Corporation Law of the State of Delaware ("Appraisal
                                   Rights")

262. Appraisal rights.

   (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

   (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to (S)251(g) of this title), (S)252, (S)254, (S)257, (S)258, (S)263 or (S)264 of this title:

   (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

   (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
       (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

       a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

       b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

       c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

       d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

   (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

   (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

   (d) Appraisal rights shall be perfected as follows:

   (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

   (2) If the merger or consolidation was approved pursuant to (S)228 or (S)253 of this title, then either a constituent corporation, before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

   (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

   (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

   (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

   (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

   (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

   (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

   (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

   (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.